Exhibit 99.1

EXECUTION VERSION

6355137 CANADA INC.

- and -

KINROSS GOLD CORPORATION

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HARRY WINSTON DIAMOND MINES LTD.

HARRY WINSTON DIAMOND LIMITED PARTNERSHIP AMENDED LIMITED PARTNERSHIP AGREEMENT

March 31, 2009

(i)

(ii)

(iii)

(iv)

HARRY WINSTON DIAMOND LIMITED PARTNERSHIP
AMENDED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDED LIMITED PARTNERSHIP AGREEMENT made and entered into as of March 31, 2009 (the “Effective Date”)

BETWEEN:
6355137 CANADA INC., a corporation governed by the Laws of Canada (“6355137”)

- and -

KINROSS GOLD CORPORATION, a corporation governed by the Laws of the Province of Ontario (“Kinross”)

- and -

HARRY WINSTON DIAMOND MINES LTD., a corporation governed by the Laws of Northwest Territories (“HWDM”)

RECITALS:

A.
6355137 and HWDM formed the Limited Partnership under the Act under the name “Aber Diamond Limited Partnership”, where 6355137 is a Limited Partner and HWDM is the General Partner of the Limited Partnership.

B.	The Limited Partnership was initially governed by a limited partnership agreement dated March 1, 2005 (the “Original Agreement”).

C.	The Limited Partnership changed its name to “Harry Winston Diamond Limited Partnership” on December 4, 2007.

D.	On the Effective Date, Kinross was admitted as a Limited Partner by subscribing for 58,064,806.452 Partnership Units, representing 22.5% of the issued and outstanding Partnership Units.

E.
The Partners have agreed to amend the Original Agreement as of the Effective Date to record their agreement as to the manner in which the Limited Partnership’s affairs shall be conducted and to grant to each other certain rights and obligations with respect to their ownership, directly and indirectly, of Partnership Units.

NOW, THEREFORE, THIS AGREEMENT WITNESSES THAT IN CONSIDERATION of the covenants and agreements in this Agreement, the Partners agree with each other as follows:

ARTICLE 1
DEFINITIONS

Section 1.1          Definitions and Principles of Interpretation.

          Unless the context otherwise requires, capitalized terms not otherwise defined herein will have the meanings set forth in this Section 1.1.

“Acceptable Consideration” means any combination of cash or cash equivalents;

“Act” means the Partnership Act (Northwest Territories);

“ADM” means Aber Diamond Mines Ltd., the predecessor in name to Harry Winston Diamond Mines Ltd.;

“Agreement” means this amended limited partnership agreement, including schedules, and all amendments as permitted, and, unless otherwise indicated, references to “Article”, “Section” or “Schedule” mean the specified Article, Section or Schedule of this Agreement;

“Annual Budget” has the meaning given in the Shareholders Agreement;

“Arm’s Length” has the meaning that it has for purposes of the Income Tax Act;

“Auditors” means the firm of chartered accountants appointed by the General Partner as the auditors of the Limited Partnership;

“Balance” has the meaning given in Section 4.4(3);

“Business” has the meaning given in Section 2.3;

“Business Day” means any day other than a Saturday, Sunday or any day on which banks are generally not open for business in the City of Toronto (Ontario) or Yellowknife (Northwest Territories);

“Call Option” means the call right granted to HWDC pursuant to Section 13 of the Subscription Agreement;

“Capital Account” means the capital account of a Partner maintained in accordance with this Agreement, with the balance of such account at any time being equal to:

(a)	the sum of:

(i) the amount of Equity Contributions made prior to such time allocated to such Partner; and

(ii)
the amount of all Net Income of the Limited Partnership allocated to such Partner for all Fiscal Years ended on or prior to such time plus, if such time is not the last day of a Fiscal Year, all accrued net income of the Limited Partnership, including extraordinary and unusual items, determined in accordance with Financial Reporting Standards, consistently applied, for the current Fiscal Year to such time, as allocated to such Partner based on such Partner’s Distribution Percentage at such time,

(b)	less the sum of:

(i)
the amount of all Net Losses of the Limited Partnership allocated to such Partner for all Fiscal Years ended on or prior to such time plus, if such time is not the last day of a Fiscal Year, all accrued net losses of the Limited Partnership, including extraordinary and unusual items, determined in accordance with Financial Reporting Standards, consistently applied, for the current Fiscal Year to such time, as allocated to such Partner based on such Partner’s Distribution Percentage at such time;

(ii) all Distributions made to such Partner prior to such time that are on account of Net Income; and

(iii) all Distributions made to such Partner prior to such time on account of a Return of Capital, subject to adjustment pursuant to Section 8.9;

“Cash Call” has the meaning given in Section 4.2(1);

“Certificate” means the certificate filed under the Act in connection with the formation of the Limited Partnership, as such certificate is amended from time to time;

“Change of Control” of a Person (for the purposes of this definition, the “First Person”) at any time means the direct or indirect acquisition of Control of the First Person at such time by a Person or group of Persons, acting in concert, who, immediately prior to such time, did not directly or indirectly Control the First Person;

“Confidential Information” means all financial and business information, data, reports, interpretations, forecasts, records and other information relating to:

(a)	the Limited Partnership and the Business; or

(b)	any Partner and its Related Entities, consultants and employees, products and services, business and marketing plans and strategies;

“Control” means, with respect to a particular Person (for the purposes of this definition, the “First Person”), possession by another Person or a group of other Persons, acting in concert, directly or indirectly through one or more intermediaries, of the power to direct or cause the direction of management and policies of such First Person, or to elect or appoint a majority of the board of directors of such First Person, whether through ownership of Voting Securities, by contract or otherwise; and the words “Controlled”, “Controlling” and similar words have corresponding meanings;

“Co-Sale Interest” has the meaning given in Section 8.6(1);

“Co-Sale Right” has the meaning given in Section 8.6(1);

“Co-Sellers” has the meaning given in Section 8.6(1);

“Current Issue Price” means:

(a) in the case of Section 4.4(4), the Fair Market Value of a Partnership Unit; or

(b)
in the case of Section 4.5(6), the value of a Partnership Unit implied by the consideration to be paid by the Limited Partnership to purchase all or any part of the Participating Interest not already owned by the Limited Partnership; provided that, if any Partner, acting reasonably, disputes the determination of such value, the Fair Market Value of a Partnership Unit;

“DDMI” means Diavik Diamond Mines Inc., a corporation governed by the Laws of Canada;

“Default Option” has the meaning given in Section 9.2(1)(a);

“Deemed Year End” has the meaning given in Section 5.8(3);

“Diamond Event” means any of the following events:

(a) a Change in Control of HWDC;

(b) the Insolvency or Bankruptcy of HWDC, the Limited Partnership or HWDM;

(c) the conviction of HWDC, HWDM, the Limited Partnership or any of the Selling Entities of an offence involving material and adverse reputational consequences for HWDC; or

(d) a material default on the part of HWDC, HWDM, the Limited Partnership or any of the Selling Entities in performing marketing and/or sorting obligations,

“Diamond Option” has the meaning given in Section 5.7(1);

“Diamond Option Exercise Date” has the meaning given in Section 5.7(3);

“Diamond Splitting Protocol” means an agreement to establish a protocol for diamond production splitting dated January 7, 2003 between ADM and DDMI, as subsequently assigned by ADM to the Limited Partnership (then named Aber Diamond Limited Partnership) pursuant to an assignment agreement dated March 11, 2005 between ADM and the Limited Partnership, as the same may be amended, restated or replaced from time to time;

“Diavik JV Agreement” has the meaning given in the Shareholders Agreement;

“Direct Transfer” means, in respect of a Total Interest or any part thereof, any sale, exchange, transfer, assignment, gift, disposition, alienation or other transaction, whether voluntary, involuntary or by operation of law, whereby the legal or beneficial ownership of, or other direct interest in, such Total Interest or part thereof, passes directly from one Person to another, or to the same Person in a different capacity, whether or not for value, but excludes an Encumbrance of a Total Interest or part thereof permitted hereunder and an Indirect Transfer of a Total Interest or part thereof, and for the purposes of this definition, the definition of Indirect Transfer shall be read as if the words “but excludes Encumbrances granted by any such Persons” had been deleted;

“Disclosing Party” means the Limited Partnership or a Partner that discloses, either directly or through agents, Confidential Information to a Receiving Party;

“Distribution” means any distribution or payment made by the Limited Partnership to the Partners including any distribution on account of, or relating to, any Senior Loan, Ordinary Loan, Return of Capital or Earnings, regardless of form, and may include: (a) cash or cash equivalents; or (b) property distributed by the General Partner (the deemed amount of such distribution being the Fair Market Value of such property, as determined by the General Partner), but shall exclude any payment in respect of Third Party Debt; and “Distribute” and “Distributes” and similar words have corresponding meanings;

“Distribution Percentage” means, in respect of a particular Partner at any time, the number of Partnership Units held by such Partner at such time divided by the aggregate number of outstanding Partnership Units held by all Partners at such time, expressed as a percentage to three decimal points;

“Earnings” means, in respect of a particular Fiscal Year, the Net Income or Net Loss for such Fiscal Year;

“Eligible Transferee” means, in respect of a Partner: (a) any body corporate that is a Related Entity of such Partner and that is governed by the Laws of Canada or a province or territory of Canada; or (b) any Canadian partnership for the purposes of the Income Tax Act (Canada) that is a Related Entity of such Partner;

“Encumbrance” means any mortgage, charge, pledge, security interest, lien, trust or other encumbrance of any nature whatsoever, however arising; and “Encumber” and similar words have corresponding meanings;

“Equity Contribution” means the amount of capital contributions allocated to or deemed to be allocated to a Partner’s Capital Account from time to time, subject to adjustment pursuant to Section 8.9(2);

“Event of Default” with respect to a Partner, means:

(a) the Insolvency or Bankruptcy of such Partner;

(b)
such Partner Transfers or Encumbers, or purports to Transfer or Encumber (or such a Transfer is effected in respect of such Partner), all or any portion of its Total Interest (whether voluntarily or involuntarily or by operation of law) in contravention of the provisions of this Agreement; or

(c) other than pursuant to Section 4.5 (except in the case of Section 4.5(3)), such Partner fails to contribute its funds in accordance with the terms of a Funding Notice on the applicable Funding Date;

“Exercising Partner” has the meaning given in Section 9.2(1)(a)(ii);

“Fair Market Value” means fair market value determined based on the consideration that would be received on the day of the event that gave rise to the valuation request: (i) in a single transaction in an open and unrestricted market between prudent parties, acting at arm’s length and under no compulsion to act, and having reasonable knowledge of all relevant facts concerning the Limited Partnership; and (ii) on the basis that the Limited Partnership is a “going concern” (except to the extent that market, financial, economic, business or other conditions shall dictate different criteria in the reasonable judgment of an independent qualified business valuator) without any discount for a minority interest or any premium for control;

“Fiscal Year” means the fiscal year of the Limited Partnership;

“Funding Date” has the meaning given in Section 4.3(2)(e);

“Funding Notice” has the meaning given in Section 4.2(1);

“Funding Notice Deadline” has the meaning given in Section 4.4(2);

“Funding Partner” has the meaning given in Section 4.4(2);

“General Partner” means, at any time, the general partner of the Limited Partnership duly appointed pursuant to this Agreement, being HWDM as at the Effective Date;

“Governmental Authority” means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals, or dispute settlement panels or other law, rule or regulation-making organizations or entities:

(a) having or purporting to have jurisdiction on behalf of any nation, province, territory, state, or other geographic or political subdivision of any of them; or

(b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“GP Interest” has the meaning given in Section 3.1;

“HWDC” means Harry Winston Diamond Corporation, a corporation governed by the Laws of Canada and the successor in name to Aber Diamond Corporation;

“HW Partner” means HWDM, to the extent it is a Partner, or any Related Entity of HWDM that is a Partner (including 6355137);

“Income Tax Act” means the Income Tax Act (Canada);

“Indemnified Persons” has the meaning given in Section 7.5(2);

“Independent Valuator” means an investment bank, accounting firm or other firm with recognized business valuation credentials that is independent of the parties and which has experience in valuing mining businesses;

“Indirect Transfer” means, in respect of a Total Interest or any part thereof, any:

(a)
direct or indirect sale, exchange, transfer, assignment, gift, disposition, alienation or other transaction, whether voluntary, involuntary or by operation of law whereby the direct or indirect legal or beneficial ownership of, or other interest in, a Person who, directly or indirectly, legally or beneficially holds a Total Interest or any part thereof, passes directly or indirectly from one Person to another, or to the same Person in a different capacity, whether or not for value; or

(b)
Change of Control of any of the legal or beneficial owners of any Person that Controls, directly or indirectly, in any manner whatsoever, any Person legally or beneficially holding a Total Interest or part thereof;

but excludes an Encumbrance granted by any such Persons and, for greater certainty, debt instruments which do not evidence or otherwise in any way provide an ownership or participating or like interest or a right to acquire an ownership or participating or like interest issued by such Person;

“Insolvency or Bankruptcy” with respect to a Person means any of the following:

(a) such Person or any Person that Controls such Person:

(i)	becomes insolvent or admits to insolvency (as defined or provided for under Laws);

	(ii)	makes a general assignment for the benefit of its creditors;

	(iii)	admits in writing its inability to pay its debts generally as they become due; or

	(iv)	commits an act of bankruptcy; or

(b)	any proceeding (voluntary or involuntary) is instituted or a resolution is passed by or in respect of any Person or any Person that Controls such Person:

(i)
pursuant to Laws relating to bankruptcy, insolvency, liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief, composition or dissolution of its debts (including any proceeding under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or the Winding-Up and Restructuring Act (Canada)); or

(ii)
seeking the appointment of a receiver, trustee, custodian, monitor, interim receiver or similar official for such Person or the Person that Controls such Person, or for any substantial part of its property;

unless, in respect of an involuntary proceeding, such proceeding is being contested in good faith by such Person or the Person that Controls such Person, as applicable, and is stayed within 30 days;

(c)
a Person holding an Encumbrance takes possession of all or substantially all of the property of such Person or any Person that Controls such Person, or a writ of execution, attachment or similar process is levied against all or substantially all of its property and in the case of any such proceedings instituted against such Person or the Person that Controls such Person, or any such process levied, the same not being contested in good faith;

“Joint Venture” means the unincorporated joint venture established pursuant to Diavik JV Agreement;

“Kinross Partner” means Kinross, to the extent it is a Partner, or any Related Entity of Kinross that is a Partner;

“Laws” means applicable laws (including common law and civil law), statutes, by-laws, rules, regulations, Orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards or requirements, in each case of any Governmental Authority;

“Limited Partner” means any of 6355137 and Kinross, and any other Person who is admitted as a limited partner of the Limited Partnership in accordance with the terms, and subject to the conditions of this Agreement, so long as such Person remains a limited partner of the Limited Partnership;

“Limited Partnership” means the limited partnership governed by this Agreement and currently carrying on business under the name “Harry Winston Diamond Limited Partnership” or such other name duly adopted in accordance with this Agreement;

“Loan Account” means, in respect of any Partner, the account maintained by the General Partner in the name of such Partner pursuant to Section 4.1 in which the General Partner records amounts received from such Partner as (and Distributions and other payments by the Limited Partnership in repayment of) Senior Loans and Ordinary Loans, subject to adjustment pursuant to Section 8.9;

“Net Income” or “Net Loss” of the Limited Partnership for a particular Fiscal Year means the net income or loss of the Limited Partnership, including extraordinary and unusual items, determined for that Fiscal Year in accordance with Financial Reporting Standards, consistently applied, as audited by the Auditors;

“Non-Funded Amount” has the meaning given in Section 4.4(1);

“Non-Funding Notice” has the meaning given in Section 4.4(1);

“Non-Funding Partner” has the meaning given in Section 4.4(1);

“Notice of Sale” has the meaning given in Section 8.5(1);

“Obligated Partner” has the meaning given in Section 4.5(2);

“Orderly Liquidation” has the meaning given in Section 2.7(a);

“Orders” means orders, injunctions, judgments, administrative complaints, decrees, rulings, awards, assessments, directions, instructions, settlements, penalties or sanctions issued, filed or imposed by any Governmental Authority or arbitrator;

“Ordinary Loan” means a loan made by a Partner to the Limited Partnership as described in Section 4.2(4) and as stipulated on the terms described in Section 4.6;

“Participating Interest” has the meaning given in the Diavik JV Agreement;

“Participating Interest Purchase Price” has the meaning given in Section 4.5(1);

“Participating Partner” has the meaning given in Section 4.5(5);

“Partner in Default” means a Partner in respect of which an Event of Default has occurred;

“Partners” means, at any particular time, the General Partner and all the Limited Partners; and “Partner” means any one of them;

“Partnership Unit” has the meaning given in Section 3.1;

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, limited liability company, unlimited liability company, Governmental Authority and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Pre-Emptive Right” means the pre-emptive right granted to DDMI (or its successor) with respect to the Limited Partnership’s Participating Interest, as set forth in Section 15.3 of the Diavik JV Agreement;

“Prime Rate” means an interest rate being the prime lending rate of interest expressed as a rate per annum which the principal banker of the Limited Partnership (The Bank of Nova Scotia at the Effective Date) publishes from time to time as the reference rate of interest to determine the interest rate that such bank shall charge for demand loans made in Canadian funds to its Canadian commercial customers at its head office. If the principal banker of the Limited Partnership published more than one such rate then the Prime Rate determined hereunder shall be the higher of such rates;

“Purchase Price” has the meaning given in Section 8.5(1);

“Purchased Interest” has the meaning given in Section 11.1;

“Purchaser” has the meaning given in Section 11.2;

“Put Option” means the put right granted to Kinross pursuant to Section 12(a) of the Subscription Agreement;

“Receiving Party” means a Person who receives Confidential Information from a Disclosing Party;

“Register” has the meaning given in Section 3.7(1)(b);

“Related Agreements” has the meaning given in the Shareholders Agreement;

“Related Entity” means, in respect of any Person (for the purposes of this definition, the “First Person”), any other Person that:

(a) directly or indirectly through one or more intermediaries, is wholly-owned by the First Person; or

(b) is owned, directly or indirectly through one or more intermediaries, by another Person that directly or indirectly through one or more intermediaries owns the First Person,

and, for greater certainty, means in the case of:

(i)	Kinross, any Person that is, directly or indirectly wholly-owned, by Kinross; and

(ii)	HWDC, HWDM or 6355137:

(A)	any Person that is, directly or indirectly, wholly-owned by HWDC;

(B)
HWDM; provided that no Person other than: (1) HWDC; (2) any Person that is, directly or indirectly, wholly-owned by HWDC; or (3) Kinross or any Related Entity of Kinross, beneficially owns any shares in the capital of HWDM; or

(C)
6355137, for as long as it is, directly or indirectly, wholly-owned by: (1) HWDM and that no Person other than: (I) HWDC; (II) any Person that is, directly or indirectly, wholly-owned by HWDC; or (III) Kinross or any Related Entity of Kinross, beneficially owns any shares in the capital of HWDM, or (2) HWDC;

“Return of Capital” means a repayment to a Partner of Equity Contributions;

“ROFR Offered Interest” has the meaning given in Section 8.5(1);

“ROFR Offerees” has the meaning given in Section 8.5(1);

“ROFR Offeror” has the meaning given in Section 8.5(1);

“Selling Entities” means, collectively, those Related Entities of HWDC which sort rough diamonds on behalf of the Limited Partnership and to which the Limited Partnership sells rough diamonds (being Harry Winston Technical Services Inc., Harry Winston Diamond (India) Private Limited and Harry Winston Diamond International N.V. as of the Effective Date); and “Selling Entity” means any one of them;

“Senior Loan” means a loan made by a Partner to the Limited Partnership as described in Section 4.4(5) and as stipulated on the terms described in Section 4.6;

“Sorting, Marketing and Sales Operations” means the sorting, marketing and sales operations conducted by the Selling Entities on behalf of the Limited Partnership, as described in Schedule 3.2 of the Shareholders Agreement;

“Special Cash Call” has the meaning given in Section 4.5(1) ;

“Special Funding Notice” has the meaning given in Section 4.5(1);

“Special Funding Response” has the meaning given in Section 4.5(2);

“Shareholders Agreement” means the shareholders agreement with respect to HWDM dated the Effective Date between HWDM and its shareholders, as the same may be amended, restated or replaced from time to time;

“Subscription Agreement” means the subscription agreement dated March 19, 2009 between HWDC and Kinross, as the same may be amended, restated or replaced from time to time;

“Substitute General Partner” has the meaning given in Section 6.4(2);

“Taxable Income” or “Tax Losses” means, respectively, in respect of a particular Fiscal Year, the income or losses (including any taxable capital gain or allowable capital losses) of the Limited Partnership determined for that Fiscal Year in accordance with this Agreement and the provisions of the Income Tax Act.

“Tax Determination” has the meaning given in Section 5.12;

“Tax Filings” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared or filed, or required to be made, prepared or filed by Laws in respect of taxes;

“Third Party” means a Person dealing at Arm’s Length with the Limited Partnership;

“Third Party Debt” means indebtedness of the Limited Partnership to a Third Party Lender;

“Third Party Lender” means a bank, trust or insurance company or similar financial institution, Governmental Authority, pension fund or any other Person acting at Arm’s Length to all the Partners and providing loans or other credit to the Limited Partnership;

“Time of Closing” has the meaning given in Section 11.2;

“Total Interest” means, at a particular time in respect of a particular Partner, collectively such Partner’s Partnership Units, and all Senior Loans and Ordinary Loans made by such Partner to the Limited Partnership in each case outstanding at such time;

“Transfer” in respect of (i) the Total Interest or part thereof of a Partner means any Direct Transfer or Indirect Transfer in respect of such Total Interest or part thereof, and (ii) the GP Interest, means any Direct Transfer in respect of the GP Interest and in the case of clause (i) or (ii), as applicable, “Transferee”, “Transferring” and “Transferred” and similar words have corresponding meanings;

“Transferred Percentage” has the meaning given in Section 8.9(1);

“Unit Certificate” means a certificate evidencing ownership of a Partnership Unit substantially in the form of Schedule A hereto or as otherwise approved from time to time by the General Partner; and

“Vendor” has the meaning given in Section 11.2.

Section 1.2	Certain Rules of Interpretation.

In this Agreement:

(a)	Time - Time is of the essence in the performance of the Parties’ respective obligations.

(b)	Currency - Unless otherwise specified, all references to money amounts or “$” are to the lawful currency of Canada.

(c)	Headings - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)
Consent - Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time period, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its consent or approval.

(e)
Time Periods - Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

(f)
Business Day - Whenever any payment to be made or action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next Business Day following.

(g)
Governing Law - This Agreement is a contract made under and shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable in the Province of Ontario.

(h)	Including - Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(i)
No Strict Construction - The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(j)	Number and Gender - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(k)
Severability - If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(l)
Statutory References - A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation that amends, supplements or supersedes any such statute or any such regulation.

Section 1.3	Accounting Principles.

Wherever in this Agreement reference is made to “Financial Reporting Standards” such reference shall be deemed to be to the generally accepted accounting principles from time to time applicable to public companies in Canada.

Section 1.4	Schedules.

The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule A	-	Form of Unit Certificate

Schedule B	-	Partners and Partnership Units

Schedule C	-	Form of Counterpart and Acknowledgment

Schedule D	-	Arbitration Procedures

Schedule E	-	Accounting and Financial Information

ARTICLE 2
ORGANIZATIONAL MATTERS

Section 2.1	Continuation of Limited Partnership.

The Limited Partnership was formed as a limited partnership on March 1, 2005, as evidenced by the Certificate.

Section 2.2	Name.

The name of the Limited Partnership is “Harry Winston Diamond Limited Partnership”.

Section 2.3	Purpose of the Limited Partnership.

The business of the Limited Partnership (the “Business”) shall be comprised of the following:

(a)	continue to hold the Participating Interest with respect to the Joint Venture;

(b)	continue to perform, or arrange for the performance of, all of the obligations and duties of a party to the Joint Venture;

(c)	continue to perform, or arrange for the performance of, all of the Limited Partnership’s obligations and duties under the Related Agreements; and

(d)	such other necessary or related activities as the General Partner deems advisable in order to operate the Limited Partnership.

The Limited Partnership may, to the extent permitted by Laws, engage in any other business activities that have been approved from time to time pursuant to Section 2.1(a) of the Shareholders Agreement.

Section 2.4	Principal Place of Business.

The principal place of business of the Limited Partnership shall be such office specified in Section 3.7 where the records are kept.

Section 2.5	Term of Limited Partnership.

The Limited Partnership shall continue until dissolved. The Limited Partnership shall be dissolved only upon the unanimous consent of the Partners.

Section 2.6	No Involuntary Dissolution.

The Limited Partnership shall not be dissolved upon the occurrence of any event of the admission, the withdrawal, the Insolvency or Bankruptcy, expulsion or cessation of the existence of a Partner, or, for greater certainty, the amendment, from time to time, of this Agreement.

Section 2.7	Dissolution and Termination.

If the Limited Partnership is to be dissolved pursuant to Section 2.5:

(a)	the General Partner shall, prior to such dissolution, commence the orderly liquidation (an “Orderly Liquidation”) of the Business and the Limited Partnership’s property and assets;

(b)
the General Partner may retain for a reasonable period of time such reserves as it deems appropriate in connection with the dissolution of the Limited Partnership for liabilities or contingent liabilities of the Limited Partnership, including in respect of any guarantees, indemnities or other contingent liabilities provided by any Partners or their Related Entities on behalf of the Limited Partnership or in support of the Business as contemplated in this Agreement; and

(c)
upon completion of the Orderly Liquidation, the Limited Partnership shall be dissolved and, this Agreement shall be terminated, provided that this Section 2.7 and Section 2.13 and Article 15 shall survive such termination and shall remain in effect indefinitely, and Article 12 shall remain in effect until the Confidential Information becomes part of the public domain, other than through a breach of this Agreement or any other agreement with the Limited Partnership.

Notwithstanding the foregoing, upon the unanimous agreement of the Partners, the Limited Partnership may be dissolved in such a manner so as to comply with subsections 85(3), 98(3) or 98(5) of the Income Tax Act or in such other tax-efficient manner as the Partners may agree.

Section 2.8	Status of Partners.

(1)	Each Partner represents and warrants to the other Partners that:

	(a)	it is acting as a principal in respect of this Agreement;

	(b)	it is not a non-resident of Canada for purposes of the Income Tax Act;

	(c)	if such Partner is a partnership, that such partnership is a Canadian partnership as defined in the Income Tax Act;

	(d)	its interest in the Limited Partnership is not a “tax shelter” for the purpose of subsection 237.1(1) of the Income Tax Act;

	(e)	an interest in such Partner is not a “tax shelter investment” for purposes of the Income Tax Act;

	(f)	it has the capacity and ability to execute this Agreement and to perform its obligations hereunder;

(g)
neither the entering into of this Agreement, nor the performance by such Partner of its obligations hereunder, contravenes or conflicts with the constating documents of such Partner or with any contract or commitment (of any nature whatsoever) of such Partner by which it is bound;

	(h)	it has obtained all necessary approvals of any Governmental Authority in connection with the execution of this Agreement; and

	(i)	this Agreement is enforceable against such Partner in accordance with its terms, subject to usual exceptions in respect of bankruptcy and equitable remedies.

(2)
Each Partner shall ensure that the representations and warranties in Section 2.8(1), other than Section 2.8(1)(a) and Section 2.8(1)(f), shall remain true and correct throughout the term of this Agreement in respect of such Partner.

Section 2.9	Actions by Limited Partners.

Subject to the provisions of this Agreement, the Limited Partners shall, on request by the General Partner from time to time, execute all certificates, declarations, instructions and documents necessary to comply with Laws in regard to the formation, continuance, operation or dissolution of the Limited Partnership.

Section 2.10	Original Agreement.

This Agreement amends the Original Agreement.

Section 2.11	Liability of Partners.

It is acknowledged by the parties that the General Partner shall have unlimited liability for all debts, liabilities and obligations of the Limited Partnership, and that the liability of each Limited Partner for the liabilities of the Limited Partnership is limited in accordance with the Act.

Section 2.12	Return of Capital.

A Partner shall not be entitled to demand a Return of Capital. No interest shall be payable in respect of a Partner’s Equity Contribution unless otherwise expressly provided herein.

Section 2.13	No Restriction on Competition.

(1)
Subject to Kinross’s non-competition and Kinross’s and HWDC’s non-solicitation obligations pursuant to Section 14 of the Subscription Agreement, none of the Limited Partners or their respective Related Entities shall, by the terms of this Agreement only, be:

	(a)	restricted from engaging in or otherwise being involved with a business that is similar to or competitive with the Business;

	(b)	restricted from investing in any Person engaged in a business that is similar to or competitive with the Business; or

	(c)	required to bring any business opportunity to the Limited Partnership.

(2)	The Limited Partnership and the General Partner shall not, by the terms of this Agreement only, in any way be restricted from:

	(a)	engaging in any business that is similar to or competitive with any business carried on by one or more Limited Partners or their respective Related Entities; or

(b)	investing in any Person engaged in a business that is similar to or competitive with any business that is carried on by one or more Limited Partners or their respective Related Entities.

Section 2.14	Limited Partners Equal.

Except as otherwise provided explicitly in this Agreement, all Limited Partners shall have the same rights and obligations hereunder, and shall be treated equally by the General Partner without discrimination.

Section 2.15	Relationship of Partners.

No Limited Partner shall be required to consider the rights and interests of other Partners except as otherwise expressly contemplated in this Agreement.

ARTICLE 3
PARTNERSHIP UNITS AND GP INTEREST

Section 3.1	Partnership Units and GP Interest.

The interest in the Limited Partnership of the Partners will be divided into and represented by an unlimited number of units designated as “Partnership Units” and a single general partner interest designed as the “GP Interest”. Each Partnership Unit will represent an interest in the Limited Partnership having the rights set forth in Section 3.2 and will entitle the holder thereof to the rights and benefits of this Agreement. The GP Interest represents a nominal interest in the Limited Partnership and the holder of the GP Interest will not have the right to receive Distributions and allocations of Taxable Income and Tax Losses with respect to the GP Interest. Except as otherwise specified in this Agreement, no Partner will have any preference, priority or right in any circumstance over any other Partner in respect of the Partnership Units held by each Partner. Immediately following the execution of this Agreement, the General Partner holds the GP Interest and each of the Partners holds that number of Partnership Units as set out opposite its respective name in Schedule B. The General Partner shall update Schedule B from time to time to reflect: (a) issuances of Partnership Units in accordance with this Agreement; and (b) Transfers of Partnership Units in accordance with this Agreement.

Section 3.2	Attributes of Partnership Units.

The Partnership Units shall have attached thereto the preferences, rights, restrictions, conditions and limitations as provided in this Agreement and the holder of Partnership Units will have the right to receive Distributions and allocations of Taxable Income and Tax Losses as provided in this Agreement.

Section 3.3	Additional Limited Partners.

The General Partner may admit Persons as Limited Partners, but only as contemplated by Article 8. If a Person is admitted as a Limited Partner in accordance with Article 8, the General Partner shall amend the Certificate by showing the name of each additional Limited Partner and such other information as is required to be shown on the Certificate, and shall make such other filings and recordings as may be required by Laws.

Section 3.4	Withdrawal as a Limited Partner.

A Limited Partner may only withdraw from the Limited Partnership by Transferring its Partnership Units in accordance with Article 8.

Section 3.5	Registered Holder of Partnership Units.

Only one Person will be recorded on the Register in respect of each Partnership Unit unless the General Partner decides otherwise.

Section 3.6	Unit Certificate.

Upon the acceptance by the General Partner of a subscription by a Partner for Partnership Units, the General Partner will cause the name of the Partner to be entered on the Register and on the Certificate as a General Partner or a Limited Partner, as applicable and will deliver to the Partner a Unit Certificate specifying the number of Partnership Units represented thereby. Every Unit Certificate must be signed by at least one officer or director of the General Partner.

Section 3.7	Register and Other Records.

(1)	The General Partner will:

(a)
maintain a registered office at Suite 802, Northwest Tower, 5201-50th Avenue, Yellowknife, NT, X1A 3S9 or such other place as may be stipulated by the General Partner, and keep there a copy of the Certificate, any amendments thereto and this Agreement and any amendments hereto;

(b)
maintain either directly or through an intermediary appointed by it a register (the “Register”) and record therein the full names and addresses of the Partners, the number of Partnership Units held by each Partner, whether each Partner is a Limited Partner or a General Partner and particulars of registration and transfer of Partnership Units;

	(c)	maintain and update the Register, the Certificate and such other records as may be required by Laws; and

	(d)	from time to time make on behalf of the Limited Partnership all filings with any Governmental Authority that are required to be made by the Limited Partnership.

(2)
No change of name or address of a Partner, no Transfer of a Partnership Unit and no admission of an additional Partner shall be effective for the purposes of this Agreement until such change, transfer, substitution or addition is duly reflected in the Certificate (as required). The names and addresses of the Partners as reflected from time to time in the Certificate, as from time to time amended, will be conclusive as to such facts for all purposes of the Limited Partnership.

Section 3.8	Lost Unit Certificates.

Where a Person claims that a Unit Certificate representing a Partnership Unit recorded in the name of a Partner has been defaced, lost, destroyed or wrongly taken, the General Partner will cause a Unit Certificate to be issued in substitution for such Unit Certificate if such Person files with the General Partner an agreement in a form satisfactory to the General Partner indemnifying and holding harmless the Limited Partnership from any costs, damages, liabilities or expenses suffered or incurred as a result of or arising out of issuing such new Unit Certificate and satisfies such other reasonable requirements as are imposed by the General Partner.

ARTICLE 4
FINANCING THE LIMITED PARTNERSHIP

Section 4.1	Capital Accounts and Loan Accounts.

The General Partner shall maintain a Capital Account and a Loan Account for each Partner. Each of such accounts shall be revolving.

Section 4.2	Cash Calls.

(1)
The General Partner may from time to time, by notice in writing to each of the Partners containing the information referred to in Section 4.3 (a “Funding Notice”), request that the Partners advance funds (a “Cash Call”) to the Limited Partnership in accordance with the Annual Budget and otherwise to carry on the Business.

(2)
Each Partner shall be obligated to advance funds to the Limited Partnership pro rata based on its Distribution Percentage at the time of the Funding Notice in response to any Cash Call. For greater certainty, a Partner shall be in default under this Section 4.2 if it fails to advance funds in accordance with the terms of the Funding Notice on the Funding Date.

(3)	Subject to Section 4.2(4), funds advanced by a Partner pursuant to any Cash Call shall be added as an Equity Contribution to the Capital Account of such Partner.

(4)
If, prior to a Funding Date, all of the Partners agree in writing to allocate all or a portion of the funds advanced pursuant to such Cash Call to the Loan Accounts of the Limited Partners advancing funds, then the funds advanced pursuant to such Cash Call shall be allocated between Equity Contributions to the Capital Accounts and contributions to the Loan Accounts of the Limited Partners advancing funds to the Limited Partnership in such proportions as such Partners have agreed in writing. Unless otherwise specified herein or as agreed in writing by all of the Partners, funds advanced by a Limited Partner in the form of a loan shall be allocated to such Limited Partner’s Loan Account as an Ordinary Loan.

Section 4.3	Funding Notices.

(1)
Cash Calls shall be made by delivery of a Funding Notice by the General Partner to all the Partners at least: (a) five calendar days, if such Cash Call was specifically set forth in Annual Budget; or (b) 15 Business Days or such shorter time as necessary in order to allow the Partnership to at all times comply with (including by meeting cash calls required to be funded under) the Diavik JV Agreement, if such Cash Call was not specifically set forth in the Annual Budget, in each case, prior to the Funding Date.

(2)	Each Funding Notice shall specify:

(a)
the purpose of the Cash Call; provided that if the Cash Call is in relation to the Diavik JV Agreement, the General Partner shall attach the funding request received pursuant to the Diavik JV Agreement as indication of such purpose;

	(b)	the aggregate amount of the payment being requested from all Partners in the form of a Cash Call;

	(c)	the amount of each payment being requested from each Partner, which shall be based solely on such Partner’s Distribution Percentage at the time of the Funding Notice;

	(d)	for each Partner, the balance of: (i) its Capital Account, and (ii) all Senior Loans and Ordinary Loans to the credit of such Partner;

(e)
the date or dates upon which such payments are requested to be made to the Limited Partnership, which, in the case of a Cash Call made in relation to cash calls required to be funded under the Diavik JV Agreement, shall be 14 calendar days prior to the date (or in respect of an emergency cash call under the Diavik JV Agreement within a timeframe to allow such cash call to be met) in which the Limited Partnership is required to advance funds pursuant to Section 9.2 of the Diavik JV Agreement (each a “Funding Date”); and

	(f)	the bank account of the Limited Partnership (with wire transfer instructions) to which the amounts contemplated in the Funding Notice are to be wired or otherwise transferred.

(3)	The General Partner shall not issue any Funding Notice inconsistent with the provisions of this Section 4.3.

Section 4.4	Circumstances Arising When Payments Not Made Under a Cash Call.

(1)
If a Partner (a “Non-Funding Partner”) does not advance the full amount that it is requested to contribute in a particular Funding Notice on the Funding Date, the General Partner shall give notice to all other Partners (a “Non-Funding Notice”), which notice shall include the name of each Non-Funding Partner that did not advance in full such amount and the details of the amounts (the “Non-Funded Amount”) not advanced by (or on behalf of) each Non-Funding Partner and in the event the General Partner fails to give any notice contemplated by this Section 4.4(1) in a timely manner, any Partner that is not then a Non-Funding Partner may give the notice in question as agent for the General Partner.

(2)
Upon receipt of a Non-Funding Notice, each Partner who has funded its full amount requested under the Funding Notice (each, a “Funding Partner”) shall have the option, exercisable after seventh calendar day following receipt of such Non-Funding-Notice (the “Funding Notice Deadline”), to notify the General Partner and the other Partners that it will advance the whole or part of the Non-Funded Amount in respect of any Non-Funding Partner on or before the 12th calendar day following receipt of the Non-Funding Notice in the place of such Non-Funding Partner, provided such option of the Funding Partner shall automatically terminate in respect of a particular Non-Funding Partner if such Non-Funding Partner remits the full Non-Funded Amount in respect of such Non-Funding Partner on or before the Funding Notice Deadline.

(3)	Where more than one Funding Partner commits to advance a Non-Funded Amount in respect of a particular Non-Funding Partner:

(a)
if the aggregate amount that the Funding Partners have committed to advance in respect of such Non-Funded Amount is less than or equal to such Non-Funded Amount, each such Funding Partner shall be entitled to satisfy the part of such Non-Funded Amount that the Funding Partner has committed to advance in the place of such Non-Funding Partner; or

(b)
if the aggregate amount that the Funding Partners have committed to advance in respect of such Non-Funded Amount is greater than such Non-Funded Amount, each such Funding Partner shall be entitled to satisfy the percentage of such Non-Funded Amount that is equal to the proportion that the Funding Partner’s Distribution Percentage represents of the aggregate of all Funding Partners’ Distribution Percentages on the date of the Non-Funding Notice in the place of such Non-Funding Partner. If this Section 4.4(3)(b) applies, no Funding Partner shall be required to satisfy any part of such Non-Funded Amount in excess of the amount that it has committed to satisfy under this Section 4.4(3)(b).

If, following the payment of amounts specified in Section 4.4(3)(a), there remains any portion of such Non-Funded Amount that has not been satisfied or paid, then the balance of such Non-Funded Amount (the “Balance”) shall be allocated to the Funding Partner whose funding commitment in respect of such Non-Funded Amount has not been completely fulfilled in proportion to its Distribution Percentage on the date of the Non-Funding Notice, and such Funding Partner shall be entitled (but not obligated) to satisfy such part of the Balance in the manner set out in Section 4.4(3)(b), provided that no Funding Partner shall be required to satisfy any part of or make any advance in respect of, such Non-Funded Amount in excess of the amount which it has committed to satisfy or advance hereunder. This process shall be repeated until the balance of such Non-Funded Amount is nil or all Funding Partners decline to commit to fund any then outstanding Balance.

(4)
Subject to Section 4.4(5), the General Partner shall issue to each Funding Partner that number of additional Partnership Units equal to (a) the Non-Funded Amount funded by such Funding Partner, divided by (b) the Current Issue Price. The Non-Funded Amount funded by a Funding Partner shall be allocated by the General Partner as an Equity Contribution to the Capital Account of such Funding Partner.

(5)
Notwithstanding Section 4.4(4), any Funding Partner may, at its sole option by providing notice to the General Partner, elect to have the General Partner use such Funding Partner’s contribution of the Non-Funded Amount to purchase a lesser number of Partnership Units than as contemplated by Section 4.4(4) and allocate the balance of such Funding Partner’s contribution to the Non-Funded Amount to the Loan Account of such Funding Partner as a Senior Loan. All Senior Loans shall be repayable at the time and in the manner contemplated by Section 5.3 and Section 5.4.

Section 4.5	Funding Regarding Exercise of Pre-Emptive Right.

[PROVISIONS RELATING TO FUNDING OF EXERCISE OF PRE-EMPTIVE RIGHT REDACTED]

Section 4.6	Loan Documentation and Terms.

(1)
All Senior Loans shall bear interest at a rate per annum of [REDACTED]. All Ordinary Loans shall bear interest at a rate per annum of the [REDACTED]. All Senior Loans and Ordinary Loans shall be repayable at the time and in the manner contemplated by Section 5.3 and Section 5.4.

(2)
To the extent that a loan is made by a Partner, the General Partner shall deliver, in consideration thereof, to the Partner, a promissory note evidencing such loan in accordance with Section 4.2(4) and Section 4.4(5), if applicable. The terms of any such promissory note shall be determined by the General Partner, consistent with the terms of this Agreement.

(3)	Any loan payable by the Limited Partnership shall mature and be payable not later than the date immediately preceding the date of termination of the Limited Partnership.

Section 4.7	Ranking, Enforcement and Subordination of Loans.

(1)
Each Partner, as lender to the Limited Partnership, covenants and agrees that it shall not take any action or seek to enforce loans due to it in any way without the prior written consent of the other Partners that then have loans to the Limited Partnership outstanding and due to such Partners on the same terms, provided however that the foregoing shall be without prejudice to the rights of a Partner to be paid in accordance with the provisions set out in Section 4.7(3) and Section 5.3.

(2)
Each Partner hereby agrees that loans made hereunder by it are hereby expressly subordinated to any debt from a Third Party Lender without any further action or documentation whatsoever being necessary to give effect to such subordination. Each Partner shall execute and deliver such documentation as may be necessary from time to time to give effect to such subordination.

(3)	As between outstanding loans of the Partners to the Limited Partnership at any time, such loans shall rank in priority of payment in the following order: (a) Senior Loans; and (b) Ordinary Loans.

Section 4.8	Payment of Expenses by Limited Partners.

To the extent that any Limited Partner makes a payment of any amounts on behalf of the Limited Partnership that are properly costs or expenses of the Limited Partnership, where the General Partner is aware of, and consents to, the proposed payment prior to the making thereof, the General Partner shall reimburse such Limited Partner for such payment. This Section 4.8 shall not be construed so as to entitle a Limited Partner to make any decisions in respect of costs and expenses to be incurred by the Limited Partnership or otherwise to take part in the management or control of the Business, or to circumvent any restrictions on the General Partner contemplated in this Agreement.

ARTICLE 5
DISTRIBUTIONS AND ALLOCATIONS

Section 5.1	Determination of Earnings.

Absent manifest error, the General Partner’s determination of Earnings, as audited by the Auditors shall be binding upon the Partners.

Section 5.2	Distributions.

(1)
In each Fiscal Year the General Partner shall make monthly Distributions or such other frequency of Distributions as may be unanimously consented to by the Partners. The amount of the Distributions to be made during each Fiscal Year shall be as set out in the then current Annual Budget approved pursuant to the Shareholders Agreement and re-forecasted from time to time: (a) as updated forecasts are received from DDMI for the balance of such Fiscal Year; and (b) based on market conditions and actual financial results for such Fiscal Year to date.

(2)	Subject to Section 5.7, all Distributions shall be made in cash, unless otherwise unanimously consented to by the Partners.

(3)	The Distributions established in the then current Annual Budget shall have taken into account the payment of:

(a)
operating expenses and capital expenditures (other that those to be funded by Cash Calls) of the Limited Partnership and reasonable reserves therefor having regard to anticipated operating results for the next three months;

	(b)	interest then due on Third Party Debt, if any;

	(c)	principal then due on Third Party Debt, if any; and

(d)
$1.00 annually payable to the General Partner with respect to the GP Interest, and shall also have taken into account the expectation of Cash Calls and any working capital credit facility to fund, if necessary, unanticipated operating expenses and unanticipated capital expenditures of the Limited Partnership, but with the objective of ensuring that any working capital credit facility of the Limited Partnership is not used to fund Distributions other than on a temporary and infrequent basis.

(4)
If any Partner would prefer not to receive directly a Distribution that it anticipates will be followed within a foreseeable period of time by a Cash Call, that Partner may by notice to the General Partner instruct the General Partner instead: (i) to make such Distribution into a segregated, interest bearing bank account to be held by in trust for the sole benefit of the Partner (and not as a loan); and (ii) to apply all or a portion of the money so held against the Cash Call if and when made, with such limitations thereon as the Partner may reasonably specify. A Partner may by notice to the General Partner revoke the instructions it has given at any time prior to the application of the funds so held to a Cash Call and require the money, and any accrued and unpaid interest thereon, to be remitted to the Partner directly.

Section 5.3	Priority Cascade.

(1)	All Distributions in a particular Fiscal Year (including Distributions on the voluntary or involuntary dissolution of the Limited Partnership) shall be made in the following order of priority:

	(a)	first, to the payment of interest then due in respect of Senior Loans;

	(b)	second, to the repayment of principal then outstanding in respect of Senior Loans;

	(c)	third, to the payment of interest then due in respect of Ordinary Loans;

	(d)	fourth, to the repayment of principal then due in respect of Ordinary Loans;

	(e)	fifth, to the payment to the Partners of an amount equal to the Earnings for such fiscal year, pro rata in accordance with their Distribution Percentages at the time of such payment; and

	(f)	last, to the Partners in accordance with their Distribution Percentages at such time.

(2)	Each Partner in respect of the categories enumerated in Section 5.3(1) shall rank pari passu with each other Partner within such category, based on the following:

(a)
in the case of the payment of interest or repayment of principal on account of Senior Loans and Ordinary Loans based on the relative amount owed (including accrued and unpaid interest thereon) to such Partner on account of Senior Loans and Ordinary Loans within such category at the time of such Distribution relative to the amount owed to all other Partners holding such Senior Loans and Ordinary Loans, as applicable, at such time; and

(b)	in the case of any other Distribution, based on Distribution Percentages of the Partners at the time of such Distribution.

Section 5.4	Attribution of Distribution.

On any Distribution the General Partner shall attribute every dollar thereof:

(a)	as between the categories set out in Section 5.3; and

(b)	based on the year in which the particular amount became due, or, in respect of Distributions contemplated in Section 5.3(1)(e), to the Fiscal Year to which the Earnings referred to therein relate,

and shall give notice to the Partners of such attribution, together with its effect on each Partner’s Capital Account and Loan Account.

Section 5.5	Directions.

The General Partner may from time to time be directed by a Partner or its Related Entities to make payments to another Person to which such Partner or its Related Entities would otherwise be entitled from the Limited Partnership, and the Partners acknowledge that the General Partner shall be bound by such directions in accordance with their terms.

Section 5.6	Adjustments.

If any Partner has received from the Limited Partnership an amount that is in excess of what it was entitled to under the terms of this Agreement, such Partner shall upon becoming aware of the payment in error promptly reimburse the Limited Partnership to the extent of such payment in error. If any Partner has received less from the Limited Partnership than the amount to which it is entitled, the General Partner shall promptly pay such amount to the Partner upon becoming aware of such failure to pay. The General Partner shall make any adjustments to accounts, amounts or the characterization thereof as it deems necessary and reasonable to reflect the effect of any reimbursement or payment pursuant to this Section 5.6.

Section 5.7	Distributions of Diamonds.

(1)	On becoming aware of a Diamond Event, the General Partner shall forthwith provide notice of such Diamond Event to the Partners.

(2)
Upon the occurrence of a Diamond Event (or, in the case of an event described in clause (d) of the definition of “Diamond Event”, if such event has not been cured within [REDACTED] days of the occurrence of such event), the Kinross Partners shall, notwithstanding anything to the contrary in the this Agreement, have the option to receive (or have their agent receive) physical diamonds as Distributions in lieu of receiving cash Distributions (the “Diamond Option”).

(3)
Any Kinross Partner may exercise the Diamond Option at any time within [REDACTED] calendar days following the occurrence of a Diamond Event (or, in the case of an event described in clause (d) of the definition of “Diamond Event”, if such event has not been cured within [REDACTED] days of the occurrence of such event) by providing written notice to the General Partner, with the date of exercise deemed to be the date such notice is delivered to the General Partner (the “Diamond Option Exercise Date”).

(4)
Commencing on the Diamond Option Exercise Date and continuing thereafter for the term of this Agreement, the General Partner shall deliver to Kinross Partners or their agent, pro rata based on their relative holdings of Partnership Units (or such other allocation as the Kinross Partners determine), that percentage of diamonds received by the Limited Partnership pursuant to its Participating Interest that is equal to the percentage of the outstanding Partnership Units held in aggregate by the Kinross Partners; provided that:

(a)
diamonds received by the Limited Partnership pursuant to its Participating Interest shall be split into the Kinross Partners’ share and the other Partners’ share by applying the Diamond Splitting Protocol to such diamonds mutatis mutandis;

	(b)	the costs relating to any diamond splitting contemplated by this Section 5.7 shall be borne by the Limited Partnership;

(c)
the value of the Kinross Partners’ share of the diamonds for the purposes of Earnings, Taxable Income and Tax Losses shall be equal to the value of such diamonds as determined pursuant to the Diamond Splitting Protocol, as applied to such diamonds mutatis mutandis;

	(d)	none of the Kinross Partners shall be responsible for any of the costs and expenses associated with the Sorting, Marketing and Sales Operations accruing to the Limited Partnership; and

	(e)	the Partners shall negotiate in good faith to amend this Agreement to reflect any and all necessary changes to this Agreement due to the exercise of the Diamond Option.

Section 5.8	Computation of Income or Loss for Tax Purposes.

(1)	Subject to Section 5.8(3), Taxable Income and Tax Losses shall be allocated at the end of each Fiscal Year to Persons who were Partners in such Fiscal Year:

(a)
based on the total amount of Distributions made to such Person attributed to the Earnings under Section 5.4 to the categories described in Section 5.3(1)(e) in respect of such Fiscal Year relative to the aggregate total of all Distributions received by all Persons attributed to the Earnings under Section 5.4 to the category described in Section 5.3(1)(e) in respect of such Fiscal Year, or

(b)
if there have been no Distributions relating to Earnings for such Fiscal Year attributed under Section 5.4 to the category described in Section 5.3(1)(e), pro rata in accordance with their Distribution Percentages at the end of such Fiscal Year.

(2)
In respect of each Fiscal Year, the General Partner shall claim the maximum available deductions for purposes of the Income Tax Act, including capital cost allowance in respect of depreciable property of the Limited Partnership, the maximum amount of other deductions and the maximum reserves as permitted under the Income Tax Act, provided that the General Partner may claim less than the maximum available deduction in respect of any of the foregoing amounts in any Fiscal Year if it considers that to do so would be in the best interests of all Partners.

(3)
Notwithstanding Section 5.8(1), except to the extent the Partners otherwise unanimously agree, acting reasonably, the allocation of Taxable Income and Tax Losses for the Fiscal Year in which Kinross becomes a Limited Partner shall be made amongst the Partners as though the Fiscal Year had ended immediately prior to Kinross becoming a Limited Partner (the “Deemed Year End”) and such that any Taxable Income (or Tax Losses) from the beginning of its Fiscal Year until the Deemed Year End, giving effect to deductions that would be available had there been a fiscal period ended at the time of the Deemed Year End, will be allocated to the Partners, other than Kinross, in accordance with Section 5.8(1), and any Taxable Income (or Tax Losses) for the balance of such Fiscal Year, giving effect to deductions that would be available had that Fiscal Year begun immediately after the Deemed Year End, shall be allocated amongst the Partners, including Kinross, in accordance with Section 5.8(1). Notwithstanding the Effective Date, unless otherwise agreed to by the Partners in writing, the Deemed Year End for the purposes of this Section 5.8(3) shall be March 31, 2009, and Kinross shall be deemed not to have been a Limited Partner at such time.

Section 5.9	Funding Constraints.

The Partners acknowledge that the General Partner’s ability to make Distributions under Section 5.2 may be restricted by the Limited Partnership’s contractual obligations or by lack of funds, or both. Under such circumstances, the Partners agree to suspend the obligations of the Limited Partnership and the General Partner to make any such Distributions until the General Partner can obtain the necessary contractual waivers or sufficient funds to do so. The General Partner shall use all commercially reasonable efforts to obtain such waivers or funding, or both, as soon as practicable, and shall notify the Partners in writing when such suspension has been removed.

Section 5.10	Certificate.

Upon the request of a Partner from time to time, the General Partner shall provide within two Business Days of such request (by certificate or other written confirmation) a calculation of the Distribution Percentage, the number of Partnership Units and the balance of the Capital Account and the Loan Accounts of each Partner.

Section 5.11	Tax Filings and Information.

(1)
The General Partner shall have the full power to make, execute, amend or revoke any Tax Filing on behalf of the Limited Partnership and/or the relevant Partners to the extent the Tax Filing relates to the Limited Partnership. The General Partner shall obtain the prior approval of each of the Partners in respect of any Tax Filing.

(2)
Each Partner shall duly and timely prepare and file on its own behalf any and all forms and documents required under the Income Tax Act or any applicable provincial or territorial tax legislation to be filed by it and shall properly reflect in such forms and documents the Taxable Income or Tax Losses allocated to it pursuant to this Agreement.

(3)
For each Tax Filing in respect of which the General Partner is required to obtain the approval of the Partners pursuant to Section 5.11(1), the General Partner shall deliver to each Partner a written copy of such Tax Filing at least 15 Business Days before such Tax Filing is required to be filed with the relevant Governmental Authority. A Partner that does not deliver to the General Partner a notice that it does not approve of the Tax Filing as written within 10 Business Days of receipt of such Tax Filing shall be deemed to approve of such Tax Filing.

(4)
The General Partner shall forward to the Partners appropriate tax information to enable the Partners to file Tax Filings under the Income Tax Act and under the income tax Laws of each province and territory where the Partner is required to file provincial or territorial income tax returns.

Section 5.12	Pre-Acquisition Tax Exposures.

If and to the extent any tax assessment, reassessment or determination (a “Tax Determination”) is made with respect to the operations, activities or property of the Limited Partnership in respect of any period prior to the Effective Date, the tax consequences of such Tax Determination shall be borne solely by the Partners (other than Kinross) and such Partners shall indemnify and save harmless Kinross in respect of any such tax consequences.

ARTICLE 6
THE GENERAL PARTNER

Section 6.1	Representations, Warranties and Covenants of General Partner.

The General Partner represents, warrants and covenants in favour of the Limited Partners that the General Partner:

(a)	is and shall continue to be a corporation formed and in good standing under the Laws of the Northwest Territories; and

(b)
has and shall continue to have the capacity and authority to act as a general partner under the Act and to perform its obligations under this Agreement, and such obligations do not and will not conflict with or breach its constating documents, or any agreement by which it is bound.

Section 6.2	Duty of General Partner.

The General Partner shall exercise the powers and discharge the duties of its office hereunder honestly, in good faith and in the best interests of the Partners (save as otherwise provided in Section 5.8(2)), and shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties of the General Partner shall not be expanded, restricted or otherwise affected due to any direct or indirect cross ownership as between the General Partner and any Limited Partners.

Section 6.3	Assignment by General Partner.

Subject to Section 6.4, the General Partner shall not Transfer or Encumber the GP Interest.

Section 6.4	Replacement of General Partner.

(1)
Subject to compliance with the requirements of Section 6.4(2), the General Partner may be removed and replaced (for any reason, including as a result of the Insolvency or Bankruptcy of the General Partner) by unanimous consent of the Limited Partners. For greater certainty, such removal shall in no way effect the number of Partnership Units held by the General Partner.

(2)
The removal referred to in Section 6.4(1) shall not be effective unless the Limited Partners have first appointed a substitute general partner (the “Substitute General Partner”) that meets the requirements of Laws to assume the rights and responsibilities of the General Partner.

(3)
Upon delivery of notice to the General Partner of its removal and replacement, the General Partner shall do all things necessary to effectively transfer the management and convey all assets of the Limited Partnership (including legal and beneficial title to the assets of the Limited Partnership) held by the General Partner on behalf of the Limited Partnership to the Substitute General Partner and, prior to registration of an amendment to the Certificate to reflect the replacement, the Substitute General Partner shall agree in writing to be bound by this Agreement as if an original party hereto.

(4)
The General Partner shall continue as general partner and such replacement shall not be effective until an amendment to the Certificate has been filed under the Act. As at the date the General Partner is replaced, the GP Interest shall be Transferred to the Substitute General Partner for $1.00. From and after registration of such amendment to the Certificate, the Substitute General Partner shall assume the powers, duties and obligations of the General Partner under this Agreement and shall be subject to the terms hereof, and for the purposes of this Agreement the Substitute General Partner shall thereafter be the General Partner in the place of the General Partner so replaced. The replacement of the General Partners aforesaid shall not dissolve the Limited Partnership. The activities of the Limited Partnership shall be continued by the Substitute General Partner on behalf of the Limited Partnership, and each Limited Partner hereby consents to the activities of the Limited Partnership being continued by the Substitute General Partner on behalf of the Limited Partnership.

(5)
Upon the removal and replacement of the General Partner in accordance with the provisions hereof, the Limited Partnership and the Limited Partners shall release and hold harmless such General Partner from all actions, claims, costs, demands, losses, damages and expenses in respect of events which occur in relation to the Limited Partnership after the effective time of such removal that have not been caused by such General Partner.

Section 6.5	Withdrawal of the General Partner.

The General Partner may only withdraw as the general partner of the Limited Partnership upon the unanimous consent of the Limited Partners.

Section 6.6	General Partner Not to Profit.

The General Partner shall not be entitled to profit from the Limited Partnership except: (a) as contemplated pursuant to Section 5.2(3)(d); or (b) to the extent the General Partner holds Partnership Units.

ARTICLE 7
MANAGEMENT OF THE LIMITED PARTNERSHIP

Section 7.1	Powers and Authority of the General Partner.

Subject to the limitations imposed by the Act and this Agreement, the General Partner will have the power to conduct, manage and control the conduct of the Business. The General Partner shall not carry on any business other than the Business. Any third party dealing with the Limited Partnership will be entitled to rely upon the power and authority of the General Partner to act on behalf of the Limited Partnership and will be entitled to accept any instrument executed solely by the General Partner on behalf of the Limited Partnership without further inquiry. Any such instrument will be binding upon the Limited Partnership and the Limited Partnership property, but will have no effect between the Partners unless the action in question was in fact authorized pursuant to this Agreement.

Section 7.2	Title to Property.

The General Partner may hold legal title to any of the assets or property of the Limited Partnership in its name on behalf of, and for the benefit of, the Limited Partnership.

Section 7.3	Banking.

The funds of the Limited Partnership will be kept in such accounts as may be designated by the General Partner. All withdrawals therefrom will be made on such signature or signatures as are designated by the General Partner.

Section 7.4	Other Partners.

Subject to any mandatory requirements of Laws, the Limited Partners, in their capacity as Limited Partners, may not act for or bind the Limited Partnership and may not participate in the general management, conduct or control of the Limited Partnership’s business or affairs.

Section 7.5	Liability of Partners.

(1)
No Limited Partner shall have any personal liability whatsoever in its capacity as a Limited Partner, whether to the Limited Partnership, to any of the Partners or to the creditors of the Limited Partnership, for the debts, liabilities, contracts or any other obligations of the Limited Partnership or for any losses of the Limited Partnership or otherwise in respect of the Limited Partnership. A Limited Partner shall not be obligated to repay the Limited Partnership, any Partner or any creditor of the Limited Partnership all or any fraction of any negative amount of such Limited Partner’s Capital Account.

(2)
A Partner will not be liable or accountable, in damages or otherwise, to the Limited Partnership or to any other Partner for any error of judgment or for any mistake of fact or law or for anything which such Partner may do or refrain from doing hereafter in connection with the business and affairs of the Limited Partnership, except to the extent that it is proved by clear and convincing evidence (a) that the conduct of such Partner was not taken honestly and in good faith with a view to the best interests in the Limited Partnership; and (b) with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, that such Partner did not have reasonable grounds to believe its conduct was lawful. The Limited Partnership, to the extent of its assets legally available for the purpose, will indemnify the Partners and their shareholders, managers, officers, directors, agents, employees and Related Entities (the “Indemnified Persons”) from all loss, damage and expense (including costs and expenses of courts and professional advisors) or liability incurred by reason of anything an Indemnified Person has done or refrained from doing in connection with the business and affairs of the Limited Partnership, except to the extent that it is proved by clear and convincing evidence (a) that the conduct of such Indemnified Person was not taken honestly and in good faith with a view to the best interests of the Limited Partnership; and (b) with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, that such Indemnified Person did not have reasonable grounds to believe its conduct was lawful.

Section 7.6	Creditors Not Benefited.

Nothing contained herein is intended or will be deemed to benefit any creditor of the Limited Partnership, and no creditor of the Limited Partnership will be entitled to require any Partner to solicit or accept any loan or additional capital contribution for the Limited Partnership or to enforce any right which the Limited Partnership or any Partner may have against any Partner under this Agreement or otherwise.

Section 7.7	Matters Requiring Unanimous Consent.

The following actions may be taken by the General Partner with the unanimous written consent of the Limited Partners:

(a)	any change to the Fiscal Year;

(b)	the dissolution of the Limited Partnership contemplated by Section 2.5;

(c)	any change to the frequency of Distributions set out in Section 5.2(1);

(d)	subject to Section 5.7, making Distributions in a form other than cash;

(e)	the Transfer or Encumbrance by the General Partner of its interest as the general partner of the Limited Partnership contemplated by Section 6.3;

(f)	replacing the General Partner pursuant to Section 6.4(1);

(g)	the withdrawal of the General Partner pursuant to Section 6.5; and

(h)	the Limited Partnership entering into any contractual arrangement with any Partner or a Related Entity of any Partner, other than the Related Agreements.

ARTICLE 8
RESTRICTIONS ON TRANSFER

Section 8.1	Prohibition on Transfer.

(1)
Subject to Section 8.1(3), no Partner shall Transfer or permit the Transfer of, or create or permit to exist an Encumbrance against, all or any part of a Total Interest of such Partner (or any constituent part thereof) without the prior written consent of all of the Partners, except as permitted, required or contemplated:

	(a)	in Section 8.3;

	(b)	pursuant to Section 8.2, Section 8.4, Section 8.5 or Section 8.6;

	(c)	pursuant to Article 9;

	(d)	pursuant to the Call Option; or

	(e)	pursuant to the Put Option.

(2)	Except in respect of a Transfer contemplated in Section 8.2 or Section 8.3:

(a)
no Senior Loan or Ordinary Loan or any respective part thereof shall be Transferred except concurrently with a Transfer of Partnership Units by a Partner to the Transferee of such Senior Loan or Ordinary Loan or such applicable part thereof; and

(b)
no Partnership Units shall be Transferred unless concurrently with such Transfer the applicable Partner shall Transfer to the applicable Transferee a portion of each Senior Loan and Ordinary Loan (including accrued but unpaid interest thereon) held by such Partner equal to the percentage of the Partnership Interest of such Partner so Transferred to such Transferee.

(3)	[PROVISIONS RELATED TO TRANSFER OF THE AGGREGATE TOTAL INTEREST REDACTED]

Section 8.2	Transfer to Eligible Transferees.

A Partner may Transfer all or any part of its Total Interest to an Eligible Transferee of such Partner without complying with Section 8.5 if the requirements of Section 8.7 have been satisfied as of the date of such Transfer.

Section 8.3	Certain Indirect Transfers.

Notwithstanding any other provision of this Agreement, an Indirect Transfer in respect of a Person, whose common shares or similar equity interests are listed on a stock exchange, shall not be prohibited, or otherwise affected by the provisions of this Agreement.

Section 8.4	Encumbering.

(1)
A Partner may grant an Encumbrance in respect of all or any part of its Total Interest to any reputable, credit-worthy bank, trust or insurance company, Governmental Authority or pension fund; provided that:

	(a)	the requirements of Section 8.7 have been satisfied; and

(b)
such lender agrees with the Limited Partnership (such agreement being in form satisfactory to the General Partner) that the enforcement of such lender’s rights in respect of such Encumbrance is subject to and subordinate to the provisions of this Agreement, including the provisions of this Article 8.

(2)
On request from any Partner, the General Partner shall provide to such Partner information reasonably required by such Partner in order to arrange for any third party financing permitted hereunder, provided that:

	(a)	such third party is a lender contemplated in Section 8.4(1);

	(b)	such third party enters into a confidentiality agreement satisfactory to the General Partner; and

	(c)	Article 12 shall apply in respect of any such information.

Section 8.5	Right of First Refusal.

(1)
Subject to the Pre-Emptive Right, if any a Partner who is not a Partner in Default (the “ROFR Offeror”) desires to Transfer all or any of its Total Interest (other than a Transfer pursuant to Section 8.2 or Section 8.3) to a Third Party, the ROFR Offeror shall obtain from the Third Party a bona fide offer in writing which offer shall be irrevocable for a period of not less than 30 days and shall then give notice of such proposed sale (the “Notice of Sale”), with a copy of the offer in question, to the other Partners (the “ROFR Offerees”). The Notice of Sale shall set out the part (or all) of the Total Interest (the “ROFR Offered Interest”) offered for sale, the closing date of the Transfer (which shall not be earlier than 30 days after the expiration of the last of the applicable time periods under this Section 8.5), the name of the Third Party and the price (the “Purchase Price”) at which, and the other terms upon which, such ROFR Offered Interest is offered for sale; provided that:

	(a)	the Purchase Price for the ROFR Offered Interest shall only be satisfied using Acceptable Consideration;

(b)
the offer for the ROFR Offered Interest shall contain no term or condition which is so unique or unusual as to render it incapable of being matched or performed on a commercially reasonable basis (other than for monetary reasons) by any Person dealing at Arm’s Length with the ROFR Offeror; and

	(c)	the Purchase Price shall be net of any consent fee or other charge that would have been payable to any Third Party on the sale of the ROFR Offered Interest to any Person other than the ROFR Offerees.

(2)
The ROFR Offerees shall have the right, collectively, to purchase all (but not less than all) of the ROFR Offered Interest for the Purchase Price. The ROFR Offerees shall be entitled to purchase the ROFR Offered Interest pro rata based upon the number of Partnership Units owned by the ROFR Offerees as between themselves or to purchase in such other proportion as all of such ROFR Offerees may agree in writing.

(3)
Within 30 days of having been given the Notice of Sale, each ROFR Offeree who desires to purchase any or all of the ROFR Offered Interest that it is entitled to purchase in accordance with Section 8.5(2) shall give notice to the ROFR Offeror and to each of the other ROFR Offerees setting out the maximum percentage of ROFR Offered Interest it is willing to purchase. If any ROFR Offeree does not give such notice within such 30 day period, that portion of the ROFR Offered Interest that it had been entitled to purchase may instead be purchased by the ROFR Offerees who did give such notice pro rata based upon the number of Partnership Units owned by such ROFR Offerees as between themselves or in such other proportion as all of such ROFR Offerees may agree in writing, provided that no ROFR Offeree shall be required to purchase a greater percentage of the ROFR Offered Interest than is set out in its notice. If the ROFR Offerees are willing to purchase any of the ROFR Offered Interest, the transaction of purchase and sale shall be completed in accordance with the terms set out in the Notice of Sale.

(4)
If the ROFR Offerees do not purchase all of the ROFR Offered Interest, subject to Section 8.6, the ROFR Offeror may sell the ROFR Offered Interest not purchased by the ROFR Offerees to the Third Party within 90 days after the expiry of the 30 day period specified in Section 8.5(3), for a price not less than the Purchase Price and on other terms no more favourable to such Third Party than those set forth in the Notice of Sale; provided that the Third Party agrees prior to the completion of such transaction to be bound by this Agreement and to become a Limited Partner with respect to the ROFR Offered Interest. If any of the ROFR Offered Interest is not so sold within such 90 day period, the ROFR Offeror shall, before the Transfer of any of such ROFR Offered Interest, be required to offer such ROFR Offered Interest again to the ROFR Offerees pursuant to this Section 8.5.

(5)
The failure by any ROFR Offeree to provide a notice within the time specified for such notice permitted to be given under this Section 8.5 shall be deemed a waiver of its rights of first refusal hereunder with respect to such proposed Transfer of the ROFR Offered Interest.

Section 8.6	Co-Sale Right.

(1)
If any of the Kinross Partners, on one hand, or any of the HW Partners, on the other, proposes to Transfer all or any of the ROFR Offered Interest to a Third Party, to the extent that the right of first refusal with respect to such ROFR Offered Interest, as set forth in Section 8.5, is not exercised, each of the Kinross Partners (if the ROFR Offeror is a HW Partner, no Kinross Partner has purchased any part of the ROFR Offered Interest pursuant to Section 8.5 and such Kinross Partners own beneficially less than 35% of the outstanding Partnership Units) or each of the HW Partners (if the ROFR Offeror is a Kinross Partner, no HW Partner has purchased any part of the ROFR Offered Interest pursuant to Section 8.5 and such HW Partners own beneficially less than 35% of the outstanding Partnership Units) (in either case, the “Co-Sellers”) shall have the right to Transfer (the “Co-Sale Right”) that portion of the Total Interest determined in accordance with Section 8.6(3) (the “Co-Sale Interest”) held by such Co-Seller to the Third Party upon the same terms and at the same price as those set forth in the Notice of Sale and such ROFR Offeror shall not Transfer any of the ROFR Offered Interest to the Third Party except upon compliance with this Section 8.6.

(2)
Within 30 days of having been given the Notice of Sale, each Co-Seller that desires to Transfer its Co-Sale Interest that it is entitled to Transfer to the Third Party in accordance with this Section 8.6 shall give notice to the ROFR Offeror and the Third Party and shall be bound thereby to Transfer such Co-Sale Interest to the Third Party, in accordance with such notice and this Section 8.6.

(3)
Each Co-Seller who timely exercises its Co-Sale Right pursuant to Section 8.6(2) (a “Participating Co-Seller”) shall have the right to Transfer to the Third Party up to that proportion of its Total Interest that is equal to:

	(a)	in the case of the Partnership Units included in such Total Interest, the product obtained by multiplying:

		(i)	the number of Partnership Units owned by such Participating Co-Seller immediately before the consummation of the Transfer of the ROFR Offered Interest, by

(ii)
a fraction, the numerator of which is the aggregate number of Partnership Units included in the ROFR Offered Interest (excluding the Partnership Units purchased by the ROFR Offerees pursuant to Section 8.5), and the denominator of which is the total number of Partnership Units owned by the ROFR Offeror immediately before the consummation of the Transfer of the ROFR Offered Interest to the Third Party (which, for greater certainty, shall include the aggregate number of Partnership Units included in the ROFR Offered Interest, but excludes the Partnership Units purchased by the ROFR Offerees pursuant to Section 8.5); and

	(b)	in the case of the loans included in such Total Interest, the product obtained by multiplying:

		(i)	the aggregate principal amount of the loans held by such Participating Co-Seller immediately before the consummation of the Transfer of the ROFR Offered Interest, by

(ii)
a fraction, the numerator of which is the aggregate principal amount of the loans included in the ROFR Offered Interest (excluding the loans purchased by the ROFR Offerees pursuant to Section 8.5) and the denominator of which is the total principal amount of the loans held, in the aggregate, by the ROFR Offeror immediately prior to the consummation of the Transfer of the ROFR Offered Interest to the Third Party (which, for greater certainty, shall include the aggregate principal amount of the loans included in the ROFR Offered Interest, but exclude the loans purchased by the ROFR Offerees pursuant to Section 8.5).

(4)
No Participating Co-Seller shall be obliged, in connection with any sale under this Section 8.6, to provide representations, warranties or indemnities with respect to any matter other than its capacity, and title to its Co-Sale Interest or right to sell its Co-Sale Interest and no Participating Co-Seller shall be liable for more than its pro rata share (based upon the amount of consideration received) of any liability for misrepresentation or indemnity, and such liability shall not exceed the total purchase price received by such Participating Co-Seller for its Co-Sale Interest.

(5)
The failure by a Co-Seller to provide a notice within the time specified for such notice permitted to be given under this Section 8.6 shall be deemed a waiver of its Co-Sale Right hereunder with respect to such proposed Transfer of its Total Interest.

(6)	No Co-Seller shall be required to comply with Section 8.5 in connection with a purchase by the Third Party of any or all of its Total Interest pursuant to this Section 8.6.

Section 8.7	Additional Conditions to any Transfer or Encumbrances.

No Transfer or Encumbrance of a Total Interest or part thereof of any Partner (other than a Transfer contemplated in Section 8.3) may be made or permitted to be made to any Person, and any purported Transfer shall be void ab initio and of no force and effect, unless each of the following conditions have either been satisfied or waived by prior unanimous written agreement of the Partners:

(a)	no Event of Default in respect of such Partner exists (except in the case of a Transfer by a Partner in Default pursuant to Article 9);

(b)	prior to such Transfer or Encumbrance, such Partner provides evidence satisfactory to the other Partners, acting reasonably, that:

	(i)	the other provisions of this Article 8 have been complied with or are not applicable and that such Transfer or Encumbrance would not result in a contravention of this Agreement;

	(ii)	such Transfer by it will not have an adverse tax impact on the Limited Partnership or any of the other Partners other than such Partner effecting the Transfer;

(iii)
such Transfer will not require the qualification for distribution or registration of, or will not cause the Limited Partnership to be required to qualify or register, the Partnership Units pursuant to any Laws; and

	(iv)	all requirements of Laws in respect of such Transfer have been satisfied; and

(c)
the Transferee in connection with a Direct Transfer shall have agreed in writing to become a party to and be bound by the terms of this Agreement as a Limited Partner, by executing a form of counterpart and acknowledgement substantially in the form attached as Schedule C and delivering an original executed version of such form to each other Partner.

Section 8.8	General Partner Co-operation.

The General Partner shall co-operate in all reasonable ways to effect and facilitate the Transfer of Total Interests or parts thereof permitted pursuant to this Agreement, provided that such co-operation shall be at the sole expense of the Transferring Partner (which expense may include reasonable costs of the General Partner relating to such Transfer).

Section 8.9	Transfers of Partnership Units and Effect of Transfer on Accounts.

(1)
Any Direct Transfer of Partnership Units by a Partner in accordance with this Agreement shall be expressed in terms of a transfer of a percentage (the “Transferred Percentage”) of the Partnership Units held by such Partner calculated to three decimal places.

(2)
On any Direct Transfer in accordance with the terms of this Agreement, and effective concurrently therewith: (i) the amount of the Capital Account of the Transferring Partner shall each be reduced by the General Partner by an amount equal to the Transferred Percentage in respect of such Direct Transfer multiplied by the amount of the Transferring Partner’s Capital Account; and (ii) the Capital Account of the Transferee in respect of such Direct Transfer shall be increased by the General Partner by the same respective amounts.

(3)
On any Direct Transfer in accordance with the terms of this Agreement, and effective concurrently therewith: (i) the Loan Account (broken down in Ordinary Loans and Senior Loans) of the Transferring Partner shall be reduced by the General Partner by an amount equal to the Transferred Percentage in respect of such Direct Transfer multiplied by the amount of the Loan Account (broken down in Ordinary Loans and Senior Loans) of such Transferring Partner; and (ii) the Loan Account (broken down in Ordinary Loans and Senior Loans) of the Transferee in respect of such Direct Transfer shall be increased by the General Partner by the same respective amounts.

ARTICLE 9
DEFAULT

Section 9.1	Grace Period.

(1)
In respect of the event described in clause (b) of the definition of “Event of Default”, a Partner shall not become a Partner in Default in respect of any provisions of this Article 9 unless the event described above remains unremedied for 15 Business Days after such Partner receives notice from another Partner of such event.

(2)
In respect of the event described in clause (c) of the definition of “Event of Default”, a Partner shall not become a Partner in Default unless the failure to fund the Cash Call remains unremedied for seven calendar days after the Funding Date.

Section 9.2	Effect of Default.

(1)	From and after the date upon which a Partner becomes a Partner in Default and for so long as such Partner remains a Partner in Default:

(a)
each of the other Partners who is not a Partner in Default shall have the irrevocable right and option (the “Default Option”), exercisable by written notice to the Partner in Default to that effect (and a copy to the other Partners), to purchase the whole of the Total Interest of such Partner in Default and such Partner in Default’s Related Entities that are Partners, in accordance with Section 9.3, provided that:

		(i)	each of the other Partners shall have 180 days from the determination of the Fair Market Value of the Total Interest subject to the Default Option to exercise the Default Option; and

(ii)
if more than one such other Partner (an “Exercising Partner”) exercises the Default Option, each Exercising Partner shall, subject to determination of the purchase price under Section 9.3(a), be required to purchase a portion of such Total Interest (and every constituent part thereof) based on the ratio between such Exercising Partner’s Distribution Percentage and the aggregate Distribution Percentages of all of the Exercising Partners in each case as at the date on which the Default Option arose; and

(b)
in the case of an Event of Default described in clause (b) of the definition of “Event of Default”, such Partner and its Related Entities that are Partners shall not be entitled to be paid any Distributions, but shall for the purposes of Section 5.8 be deemed to have received such Distribution at the time that such Distributions would have been made to such Partners but for this Section 9.2(b) and all such Distributions so retained by the Limited Partnership shall be applied in the manner set out in the following provisions of this Section 9.2.

(2)
Any amounts not paid to a Partner in Default and its Related Entities that are Partners pursuant to Section 9.2(1)(b) shall accrue for the benefit of such Partner in Default (without interest) and shall be paid to such Partner in Default and such Related Entities upon any Transfer of the Total Interest of such Partner in Default and such Related Entities in accordance with the terms hereof.

(3)	Notwithstanding anything to the contrary in this Agreement, the Default Option may be assigned by a Partner to an Eligible Transferee of such Partner for the purpose of being exercised.

Section 9.3	Exercise of Default Option.

The Transfer of a Total Interest pursuant to the Default Option shall be completed on the following basis:

(a)	the purchase price shall be equal to 80% of the Fair Market Value of such Total Interest;

(b)
the purchase price to acquire such Total Interest pursuant to the Default Option shall be paid by that Exercising Partner in cash by bank draft or wire transfer. Each Partner in Default shall be irrevocably deemed to have directed each Exercising Partner to deliver any such cash proceeds to the General Partner, in trust for the Partner in Default, unless otherwise agreed between the Partner in Default and the Exercising Partners, such Transfer shall be completed on the later of: (i) the tenth Business Day after a decision of an Independent Valuator has been made in accordance with Section 10.3; and (ii) the exercise of the Default Option;

(c)	such Transfer shall be subject to the conditions set forth in Section 8.7 (except as expressly provided therein), any of which may be waived in respect of a Transfer by the Exercising Partner; and

(d)	to the extent not inconsistent with this Article 9, such Transfer shall be effected in accordance with the provisions of Article 11.

Section 9.4	No Waiver or Limitation of Rights.

Nothing contained in this Article 9 waives, restricts or limits any of the rights and remedies that the Limited Partnership and the Partners may have at law or under any agreement against such Partner in Default arising out of or in connection with any Event of Default relating to such Partner in Default.

Section 9.5	Liquidated Damages.

Each Partner hereby acknowledges that certain provisions of this Agreement provide for specified damages or determinable amounts in the event of a breach of this Agreement by a Partner. Each Partner hereby agrees that such provisions of this Agreement are fair and reasonable, shall not be considered to be a penalty and, in light of the difficulty of determining actual damages, represent a prior agreement among the Partners as to appropriate liquidated damages.

ARTICLE 10
DETERMINATION OF FAIR MARKET VALUE

Section 10.1	Application.

The provisions of this Article 10 shall apply to:

(a)	any determination of Fair Market Value required pursuant to Section 9.3; or

(b)	any determination of Fair Market Value to determine the Current Issue Price.

Section 10.2	Appointment of Independent Professional Valuator.

(1)
In respect of a determination of Fair Market Value, the General Partner shall select the Independent Valuator within 10 Business Days of: (a) any Limited Partner being entitled to exercise the Default Option; or (b) the Limited Partnership being required to issue additional Partnership Units pursuant to Section 4.4 or Section 4.5.

(2)
If an Independent Valuator is not appointed in accordance with the applicable foregoing paragraphs, any Limited Partner may apply to a judge of the Ontario Superior Court of Justice to appoint such Independent Valuator.

Section 10.3	Determination by Independent Valuator.

The Independent Valuator shall be required, as a condition of its retention, to provide the Partners with its determination of Fair Market Value within 45 calendar days following its appointment, which determination shall be final, conclusive and binding on the Partners. If the Independent Valuator specifies a range of values in its determination of Fair Market Value, then, Fair Market Value shall be the midpoint of the range of such values.

Section 10.4	Co-operation.

All Partners shall in all respects co-operate with the Independent Valuator in its determination of Fair Market Value. Such co-operation shall include access to the books and records of the Limited Partnership.

Section 10.5	Fees and Disbursements.

All fees, disbursements and other costs and expenses associated with the determination of Fair Market Value by the Independent Valuator in accordance with the provisions of this Article 10 shall be borne by:

(a)	in the case of a determination of Fair Market Value for the purposes of Section 9.3, the Partner in Default whose Total Interest is being sold; and

(b)	in the case of a determination of a Fair Market Value for the purposes of determining the Current Issue Price, by the Limited Partnership, as an expense of the Limited Partnership.

Section 10.6	Prior Valuation.

Notwithstanding anything to the contrary contained in this Article 10, if the Independent Valuator shall have determined the Fair Market Value pursuant to this Article 10 as at a date which is within six months of the subsequent date for determination of Fair Market Value, Fair Market Value for the purposes of this Article 10 shall be deemed to be the previously determined Fair Market Value.

ARTICLE 11
TRANSFER PROCEDURES

Section 11.1	Application.

The provisions of this Article 11 shall apply to any Transfer of a Total Interest or part thereof (a “Purchased Interest”) pursuant to Section 8.5, Section 8.6 or Article 9 (except to the extent provided for therein).

Section 11.2	Time and Place of Closing.

The closing of the Transfer of the Purchased Interest shall take place at the offices of counsel to the Limited Partnership (or such other location as the parties to the Transfer may agree) at 10:00 a.m. (Toronto time) on the Business Day designated by the purchaser of the Purchased Interest in accordance with this Agreement (or such other date and time that is mutually acceptable to the vendor of the Purchased Interest (the “Vendor”) and purchaser of the Purchased Interest (the “Purchaser”)) (the “Time of Closing”).

Section 11.3	Payment and Delivery.

In addition to the conditions set forth in Section 8.7, at the Time of Closing:

(a)	the Vendor shall deliver to the Purchaser:

(i)
an executed unit transfer power of attorney for Partnership Units included in the Purchased Interest, together with the certificate(s) representing such Partnership Units and an executed assignment of any Senior Loans or Ordinary Loans included in the Purchased Interest; and

(ii)
a certificate executed by the Vendor addressed to the Purchaser certifying that the Purchased Interest is owned of record and beneficially by the Vendor with good and marketable title thereto, free and clear of all Encumbrances; and

(b)
the Purchaser shall deliver to the Vendor certified cheques or immediately available funds by wire transfer to an account or accounts specified in writing by the Vendor in full payment of the purchase price payable for the Purchased Interest the consideration (if any) required to be paid on the closing date pursuant to Article 8 or Article 9, as the case may be, less an amount withheld equal to the principal amount plus accrued and unpaid interest of any indebtedness of any of the Vendor to the Limited Partnership.

Section 11.4	Power of Attorney.

If, at the Time of Closing, the Vendor fails to complete a required Transfer, the Purchaser shall have the right, if it is not in default under this Agreement, without prejudice to any other rights which it may have, upon payment of the purchase price payable by it to Vendor at the Time of Closing to the credit of the Vendor in the main branch of the Limited Partnership’s bank, to execute and deliver, on behalf of and in the name of the Vendor, such assignments, transfers, deeds, share certificates, instruments or other documents that may be necessary to complete the Transfer and the Vendor hereby irrevocably appoints the Purchaser its attorney in that behalf. Such appointment and power of attorney, being coupled with an interest, shall not be revoked by the insolvency, bankruptcy, dissolution, liquidation or other termination of the existence of the Vendor and the Vendor hereby ratifies and confirms and agrees to ratify and confirm all that the transferee may lawfully do or cause to be done by virtue of such appointment and power. Any Transfer pursuant to the power of attorney granted in this Section 11.4 shall be deemed to have been fully completed and all right, title, benefit and interest, both at law and in equity, in and to the Purchased Interest shall conclusively be deemed to have been transferred and assigned to and become vested in the Purchaser and all right, title, benefit and interest, both at law and in equity, of the Vendor, or of any Transferee or other Person having any interest, legal or equitable, therein or thereto, shall thereupon cease.

Section 11.5	Remedies.

In addition to and without limiting any remedy that may be available at law or in equity or under this Agreement to the Vendor, in the event that a Purchaser defaults in the performance of its obligation to complete such Transfer, the Vendor may by notice in writing to the defaulting Purchaser, terminate all the Vendor’s obligations relating to such Transfer and, upon the giving of such notice in accordance with the provisions of this Section 11.5, such obligations shall be terminated without prejudice to the continued effectiveness of this Agreement.

ARTICLE 12
CONFIDENTIALITY AND NON-DISCLOSURE

Section 12.1	Confidentiality Covenant.

(1)	A Receiving Party shall not disclose the Confidential Information of the Disclosing Party except as specifically permitted under this Article 12.

(2)	The obligations of confidentiality set out above do not apply to information that:

(a)
at the time of disclosure to the Receiving Party, is published or has otherwise entered the public domain through no fault of the Receiving Party without a breach of this Agreement or any other agreement with the Limited Partnership;

(b)
after disclosure to the Receiving Party, is published or otherwise becomes part of the public domain through no fault of the Receiving Party, other than through a breach of this Agreement or any other agreement with the Limited Partnership;

	(c)	is obtained by the Receiving Party from a third party which the Receiving Party reasonably believes does not, and likely would not, have an obligation of confidentiality to the Disclosing Party; or

	(d)	is independently developed by the Receiving Party without breach of this Agreement by individuals who do not have access to the relevant Confidential Information of the Disclosing Party.

Section 12.2	Permitted Disclosure.

It is not a breach of Section 12.1 to disclose Confidential Information of the Disclosing Party that is required to be disclosed by Laws, provided that the Receiving Party first gives the Disclosing Party reasonable notice of such required disclosure and takes all commercially reasonable steps to restrict such disclosure and protect the confidentiality of the Confidential Information of the Disclosing Party to the extent possible and legally permitted.

Section 12.3	Disclosure to Certain Persons.

Subject to each of Section 12.1 and Section 12.9, the Receiving Party may disclose the Disclosing Party’s Confidential Information only to:

(a)	those of its and its Related Entities:

	(i)	advisors, directors, officers, employees;

	(ii)	agents and contractors; and

	(iii)	lenders or underwriters (as such latter term is defined in the Securities Act (Ontario));

if and when such Persons have a need to know such information so that the Receiving Party may:

		(A)	obtain advice regarding the Limited Partnership;

		(B)	exercise its rights and/or meet its obligations under this Agreement; or

		(C)	evaluate its investments in the Limited Partnership;

(b)	potential purchasers of a Total Interest or part thereof solely to allow such purchasers to evaluate a potential acquisition of such Total Interest or part thereof in accordance with the terms hereof;

(c)	in the case of Related Entities of any Limited Partner, such Related Entities’:

	(i)	advisors, directors, officers, employees; and

	(ii)	lenders or underwriters (as such latter term is defined in the Securities Act (Ontario)) to such Related Entities, or their advisors;

if and when such Persons have a need to know for due diligence or compliance purposes in connection with a credit facility or other borrowing by such Related Entity, or a distribution (within the meaning of such term in the Securities Act (Ontario)) of securities by such Related Entity;

provided that no amendments shall be required to the Related Agreements and further provided that in the case of agents and subcontractors, such agents or subcontractors have been approved in advance by the General Partner, acting reasonably. In each case enumerated above, the Receiving Party shall, prior to disclosing such Confidential Information, ensure that such Persons are under a written or other legally binding obligation with the Receiving Party to keep confidential such Confidential Information with terms that are substantially the same as the confidentiality provisions set out in this Article 12, and advise them of their obligations under this Article 12. The Receiving Party shall be liable to the Limited Partnership for any breach of confidentiality contemplated in this Article 12 by any Person who becomes a Receiving Party through such first-mentioned Receiving Party, and shall, on the request of the General Partner, exercise any rights it may have against such Persons in respect of such breach.

Section 12.4	Copying of Confidential Information.

The Receiving Party shall not copy or reproduce the Disclosing Party’s Confidential Information except as may be required for the exercise of its rights and/or performance of its obligations hereunder. All such copies will, upon reproduction, contain the same proprietary and confidential notices and legends, if any, that appear on the original.

Section 12.5	Limited Right to Use Confidential Information.

The Receiving Party shall not acquire any rights in the Confidential Information of the Disclosing Party under this Agreement, except the limited right to use the Confidential Information of the Disclosing Party as expressly set forth herein and only for the purposes hereof.

Section 12.6	Destruction of Confidential Information.

The Receiving Party, upon the termination of this Agreement or request of the Disclosing Party, shall return all of the Disclosing Party’s Confidential Information and copies and summaries of same in its possession or under its custody or control to the Disclosing Party or destroy such Confidential Information and copies and summaries, as directed by the Disclosing Party, and an authorized officer of the Receiving Party shall certify as to their destruction in writing and send same to the Disclosing Party if so requested by the Disclosing Party, provided that the Receiving Party may retain, strictly for legal, audit or archival purposes, one copy of any of its own work product (such as its proposal, board presentations, etc.) that may contain Confidential Information provided it continues to treat such information confidentially.

Section 12.7	Injunction Relief.

Each Partner acknowledges and agrees that:

(a)	a violation or threatened violation of any of the provisions of this Article 12 may result in immediate and irreparable harm and damage to the Disclosing Party; and

(b)
in the event of any such violation or threatened violation of any of the provisions of this Article 12, the Disclosing Party shall, in addition to any other right to relief, be entitled to seek equitable relief by way of temporary or permanent injunction.

Section 12.8	Public Announcements.

Except as may otherwise be required by Laws and as contemplated in Section 12.9, the General Partner shall be the sole Partner authorized to make public statements and disseminate information publicly on behalf of the Limited Partnership. Without the prior written consent of the General Partner, no Limited Partner shall (and shall cause its Related Entities, partners, shareholders, members, unitholders or other beneficiaries thereof not to, if applicable) make any public statements, press releases, announcements or disseminate information publicly in any manner whatsoever relating to the Limited Partnership or the Business, except as may be required by Laws, in which event the General Partner’s prior written approval as to form and content shall be required.

Section 12.9	Public Companies.

It is acknowledged by the Partners that Laws may require the Partners or their Related Entities that are listed on a public stock exchange to disclose certain accounting, financial and other information relating to the Limited Partnership and the Business. Notwithstanding Section 12.1 through Section 12.8:

(a)
such Partner shall be entitled to disclose such information to its corporate Related Entities and such corporate Related Entities shall be entitled to publicly disclose such information, provided that the extent of such disclosure is reasonably limited to that necessary to comply with Laws; and

(b)	directors and senior officers of such corporate Related Entity shall be entitled to respond to:

	(i)	questions relating to the information referred to in Section 12.9(a); and

	(ii)	enquiries from Governmental Authorities where a failure to respond immediately could result in censure or penalty under Laws.

ARTICLE 13
POWER OF ATTORNEY

Section 13.1	Grant of Power.

Each Partner, by its signature below, irrevocably makes, constitutes and appoints the General Partner its true and lawful attorney in its name, place and stead, with the power from time to time to substitute or re-substitute one or more others as such attorney, and to make, execute, swear to, acknowledge, verify, deliver, file, record and publish any and all documents, certificates or other instruments which may be required or deemed desirable by the General Partner to: (1) effectuate the provisions of any part of this Agreement; (2) enable the Limited Partnership to conduct the Business; or (3) comply with any Laws with respect to the Limited Partnership of the conduct of the Business, including:

(a)	execute, swear to and record in the appropriate public offices any and all of the following:

(i)
all amendments to the Certificate required under the Act and other instruments necessary to form, qualify or continue the Limited Partnership as a Northwest Territories limited partnership and to comply with Laws; and

(ii)
all instruments, declarations, certificates and conveyances necessary to reflect the dissolution and termination of the Limited Partnership, including the cancellation of any certificates or declarations and the execution of any elections under the Income Tax Act and any analogous provincial legislation deemed necessary or desirable to carry out the provisions of this Agreement in accordance with its terms and including all returns required to be filed by Partners under the Income Tax Act reporting Taxable Income or Tax Losses of the Limited Partnership; and

(b)	execute and file with any Governmental Authority any documents required to be filed in connection with the Business, or the property, assets and undertaking of the Limited Partnership.

Section 13.2	Irrevocable Nature.

It is expressly intended by each Partner that the foregoing power of attorney is a special power of attorney coupled with an interest in favour of each of those appointed as attorney-in-fact on its behalf, and as such will be irrevocable and will survive such Partner’s Bankruptcy, withdrawal, merger, dissolution or other termination of existence.

Section 13.3	Survival of Power.

The foregoing power of attorney will survive the Transfer by any Partner of the whole or any part of its Partnership Units, except that where a transferee of such Partnership Units has been approved as a successor Partner and the transferor will thereupon cease being a Partner (all in accordance with this Agreement), then the power of attorney of the transferor Partner will survive the Transfer for the sole purpose of enabling the attorneys-in-fact for such transferor Partner (or any of them) to execute, swear to, acknowledge and file any and all instruments necessary to effectuate such Transfer and succession.

ARTICLE 14
ACCOUNTING AND REPORTING

Section 14.1	Fiscal Year.

The Fiscal Year of the Limited Partnership will end on the last day of February of each year.

Section 14.2	Books and Records.

The General Partner shall keep or cause to be kept on behalf of the Limited Partnership complete and accurate books and records of the Business as required hereunder, under the Act and reflecting the assets, liabilities, income and expenditures of the Limited Partnership in accordance with Financial Reporting Standards. Such books and records will be maintained at the principal office designated in Section 2.4 hereof or at such other locations and by such Person or Persons as may be designated by the General Partner. The Limited Partnership will pay the expense of maintaining such books and records. Each Partner will be provided, during reasonable business hours and upon reasonable notice, access to such books and records and, in addition, at its expense, will have the right to copy such books and records and to require an audit of such books and records.

Section 14.3	Auditors.

The General Partner shall from time to time appoint Auditors for the Limited Partnership and fix the remuneration to be paid to such Auditors. The General Partner shall arrange for the financial statements furnished to the Limited Partners pursuant to Section 14.4 to be audited by the Auditors.

Section 14.4	Annual Reporting.

As soon as available after the end of each Fiscal Year, and in any event within [REDACTED] days thereafter, the General Partner shall furnish to the Limited Partners an audited balance sheet of the Limited Partnership as at the end of such Fiscal Year, and audited statements of income, retained earnings, changes in cash flows of the Limited Partnership and a statement of the Partners’ Capital Account balances, for such Fiscal Year, setting forth in each case in comparative form the corresponding figures for the previous Fiscal Year. For greater certainty, all financial statements provided pursuant to this Section 14.4 shall be prepared in accordance with applicable Financial Reporting Standards.

Section 14.5	Quarterly Reporting.

The General Partner shall furnish to the Limited Partners unaudited financial statements, including an unaudited balance sheet of the Limited Partnership, and unaudited statements of income, retained earnings, changes in cash flows of the Limited Partnership and a statement of the Partners’ Capital Account balances, for the three months ended [REDACTED]. Such financial statements shall:

(a)
be provided as soon as available after the end of such three month period and no later than [REDACTED] calendar days after the end of such three month period (other than in the case of the three month period ended [REDACTED], which shall be no later than [REDACTED] calendar days after the end of such three month period);

(b)
set forth in comparative form the corresponding figures for the corresponding period of the previous Fiscal Year and showing the changes from the applicable budget for the corresponding period, together with an analysis by the General Partner of the results of operations of the Limited Partnership, including a discussion of variances from the Annual Budget; and

(c)	include all schedules used to support the amounts recorded in such financial statements.

For greater certainty, all financial statements provided pursuant to this Section 14.5 shall be prepared in accordance with applicable Financial Reporting Standards.

Section 14.6	Additional Accounting, Financing and Other Information.

The General Partner shall provide or cause to be provided to the Partners in a timely manner such additional accounting, financial and other information as may be required by such Limited Partner or its Related Entities from time to time to exercise to its rights under Section 12.9. Without limiting the foregoing or any other provision of this Agreement, the General Partner shall provide or cause to be provided to the Partners the information with respect to the Limited Partnership set forth in Schedule E within the applicable delivery timeframe set out opposite the description of such information. For greater certainty, all financial statements and, to the extent applicable, all other accounting, financial and other information, in each case, provided pursuant to this Section 14.6 shall be prepared in accordance with applicable Financial Reporting Standards.

ARTICLE 15
MISCELLANEOUS

Section 15.1	Arbitration.

(1)
Any dispute, disagreement, controversy, question or claim arising out of or relating to this Agreement, including its formation, execution, validity, existence, interpretation, performance, breach, termination, construction, application or enforcement or the rights, duties or obligations of any Partner, shall be referred to and determined by arbitration in accordance with the Ontario Arbitration Act, 1991 and the procedures set out in Schedule D.

(2)
Each of Partners acknowledges that a breach or threatened breach by any one of them of any provision of this Agreement may result in the other Partners or the Limited Partnership suffering irreparable harm which cannot be calculated or fully or adequately compensated by recovery of damages alone. Accordingly, each of the Partners is entitled to equitable relief, including interim, interlocutory and permanent injunctive relief, specific performance and other equitable remedies, in the event of any breach or threatened breach of the provisions of this Agreement, in addition to any other remedies available to the Partners.

Section 15.2	Amendments and Waivers.

(1)
No amendment to this Agreement will be valid or binding upon the Partners unless agreed to unanimously by all of the Partners; provided that Schedule B may be amended by the General Partner without the consent of the Limited Partners in accordance with Section 3.1.

(2)
No waiver of any breach of any provision of this Agreement shall be effective or binding unless made in writing and signed by a Partner purporting to give such waiver and, unless otherwise provided in the written waiver, shall be limited to the specific breach waived.

Section 15.3	Enurement.

This Agreement shall enure to the benefit of and be binding upon the Partners and their respective successors (including any successor by reason of amalgamation of any Partners) and permitted assigns.

Section 15.4	Assignment.

Except as may be expressly provided in this Agreement, none of the Partners may assign its rights or obligations under this Agreement without the prior written consent of all of the other Partners.

Section 15.5	Entire Agreement.

This Agreement constitutes the entire agreement between the Partners pertaining to the subject matter of this Agreement and sets out all the covenants, promises, warranties, representations, conditions, understandings and agreements between the Partners pertaining to that subject matter and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, pertaining to that subject matter, including: (a) the letter agreement between Kinross and HWDC dated March 16, 2009; and (b) Schedule “A” to the Subscription Agreement. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, express, implied or collateral between the Partners in connection with the subject matter of this Agreement except as specifically set forth in this Agreement. Notwithstanding the foregoing, for greater certainty, no provision of the Subscription Agreement (other than Section 10 of the Subscription Agreement) shall be superseded by this Agreement.

Section 15.6	Further Acts.

The Partners will perform and cause to be performed such further and other acts and things and execute and deliver or cause to be executed and delivered such further and other documents as counsel to the Limited Partnership considers necessary or desirable to carry out the terms and intent of this Agreement.

Section 15.7	Limited Partner Not a General Partner.

If any provision of this Agreement has the effect of imposing upon any Limited Partner any of the liabilities or obligations of a general partner under the Act, such provision shall be of no force and effect.

Section 15.8	Notices.

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by electronic delivery as follows:

(a)	in the case of a Notice to 6335137 at:

6355137 Canada Inc.
c/o Davis LLP
Suite 802, Northwest Tower
5201 - 50th Avenue
Yellowknife, NT X1A 3S9

Attention:	Cynthia J. Levy
Email:	clevy@davis.ca

with a copy to HWDC at:

Harry Winston Diamond Corporation
P.O. Box 4569, Station A
Toronto, ON M5W 4T9

If by courier or personal service:
[REDACTED]

Attention:	Robert A. Gannicott
Email:	rgannicott@harrywinston.com

(b)	in the case of a Notice to Kinross at:

Kinross Gold Corporation
52nd Floor, Scotia Plaza
40 King Street West
Toronto, ON M5H 3Y2

Attention:	Corporate Secretary
Email:	Shelley.Riley@Kinross.com

(c)	in the case of a Notice to HWDM at:

Harry Winston Diamond Mines Ltd.
c/o Davis LLP
Suite 802, Northwest Tower
5201 - 50th Avenue
Yellowknife, NT X1A 3S9

Attention:	Cynthia J. Levy
Email:	clevy@davis.ca

with a copy to HWDC at:

Harry Winston Diamond Corporation
P.O. Box 4569, Station A
Toronto, ON M5W 4T9

If by courier or personal service:
[REDACTED]

Attention:	Robert A. Gannicott
Email:	rgannicott@harrywinston.com

Any Notice delivered or transmitted to a Partner as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day. Any Partner may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section 15.8.

Section 15.9	Execution and Delivery.

This Agreement may be executed by the Partners in counterparts and may be executed and delivered by electronic means and all such counterparts shall together constitute one and the same agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the Effective Date.

General Partner	HARRY WINSTON DIAMOND MINES LTD.

	By:	/s/ Alan S. Smayne
Name: Alan S. Smayne
Title: Chief Financial Officer

Limited Partner	KINROSS GOLD CORPORATION

	By:	/s/ Tye W. Burt
Name: Tye W. Burt
Title: President & Chief Executive Officer

Limited Partner	6355137 CANADA INC.

	By:	/s/ Beth Bandler
Name: Beth Bandler
Title: Vice President

SCHEDULE A

UNIT CERTIFICATE

HARRY WINSTON DIAMOND LIMITED PARTNERSHIP

(a limited partnership formed
under the Laws of the Northwest Territories)

The interest in Harry Winston Diamond Limited Partnership is divided into an unlimited number of Partnership Units and a single general partner interest.

THIS IS TO CERTIFY THAT ● is the registered holder of ● Partnership Units of Harry Winston Diamond Limited Partnership.

This Unit Certificate and the Partnership Units represented hereby are held subject to the conditions and restrictions contained in, and the rights of a holder of Partnership Units are governed by, the Amended Limited Partnership Agreement dated March 31, 2009 among Harry Winston Diamond Mines Ltd., as general partner, and 6355137 Canada Inc. and Kinross Gold Corporation, as limited partners, as the same may be amended from time to time (the “Limited Partnership Agreement”). Capitalized terms used in this Unit Certificate have the meaning defined in the Limited Partnership Agreement.

IN WITNESS WHEREOF, Harry Winston Diamond Mines Ltd., the general partner of Harry Winston Diamond Limited Partnership, has caused this Unit Certificate to be signed by its duly authorized officer.

DATED ● day of ●.
HARRY WINSTON DIAMOND LIMITED PARTNERSHIP, by its general partner, Harry Winston Diamond Mines Ltd.

By:
Name:
Title:

SCHEDULE B

PARTNERS AND PARTNERSHIP UNITS

Name and Address	Number of Partnership Units	Distribution Percentage
Harry Winston Diamond Mines Ltd. P.O. Box 939, 4902-49th Street Yellowknife, NWT X1A 2N7	198,000,990.000	76.725

6355137 Canada Inc. P.O. Box 939, 4902-49th Street Yellowknife, NWT X1A 2N7 (Limited Partner)	2,000,010.000	0.775

Kinross Gold Corporation 52nd Floor, Scotia Plaza 40 King Street West Toronto, Ontario M5H 3Y2	58,064,806.452	22.5

(Limited Partner)

Totals:	258,065,806.452	100

SCHEDULE C
FORM OF COUNTERPART AND ACKNOWLEDGEMENT

RE:
The amended limited partnership agreement with respect to Harry Winston Diamond Limited Partnership dated March 31, 2009 (the “Agreement”) between the general partner and limited partners of Harry Winston Diamond Limited Partnership

The undersigned acknowledges that it has received a copy of the Agreement and has had an opportunity to review the Agreement. The undersigned agrees to be bound by the terms (including all covenants, agreements and obligations) of the Agreement as a party to the Agreement and shall be entitled to all benefits of a party pursuant to the Agreement, as fully and effectively as though the undersigned had executed the Agreement as a limited partner together with the other parties to the Agreement.

Dated [as of] ●.

[NAME]

By:
●
Authorized Signatory

SCHEDULE D
ARBITRATION PROCEDURES
1.	Definitions and Interpretation

(a)
Definitions – Unless otherwise defined in this Schedule, all terms defined in the Agreement which are used in this Schedule have the same meaning as provided for those terms in the Agreement. Where used in this Schedule, unless the context or subject matter otherwise requires, the following words and phrases will have the meaning set forth below:

“Arbitration Act” means the Arbitration Act, 1991 (Ontario);

“Arbitrator” means the arbitrator appointed pursuant to Section 2 of this Schedule;

“Approved Arbitrator” means a retired judge of the Supreme Court of Canada, Ontario Superior Court or Court of Appeal or a senior qualified lawyer who is impartial and independent of the Partners;

“Complaint” means a written statement concerning the Dispute, setting forth, with particularity, the full names, descriptions and addresses of the Partners, the nature of the complaint, the allegations of fact supporting the Dispute submitted for arbitration and the relief or remedy sought;

“Court” means the Ontario Superior Court of Justice;

“Dispute” means any matter which a Partner, in accordance with the terms of the Agreement, submits to arbitration in accordance with the terms of this Schedule;

“Procedures” means the arbitration procedures described in this Schedule;

“Schedule” means this schedule of arbitration procedures.

(b)
Governing Law and Jurisdiction – The seat of the arbitration shall be Ontario and all Disputes referred to arbitration (including the scope of the agreement to arbitrate, the law relating to the enforcement of the agreement to arbitrate, any relevant limitation periods, the law governing the procedure of the arbitration, the law relating to available remedies, set-off claims, conflict of laws rules and claims to costs and interest) shall be governed by the Laws of the Province of Ontario.

(c)
Time – In the computation of time under the Procedures or an order or direction given by the Arbitrator pursuant to this Schedule, except where a contrary intention appears or the Partners otherwise agree:

(i)
where there is a reference to a number of days between two events, those days shall be counted by excluding the day on which the first event happens and including the day on which the second event happens;

(ii)
where the time for doing any act under this Schedule or any order or direction given by the Arbitrator expires on a day which is not a Business Day, the act may be done on the next day that is a Business Day; and

(iii)
delivery of a document or notice provided for in this Schedule or any order or direction given by the Arbitrator made after 5:00 p.m. (Toronto time) or at any time on a day which is not a Business Day, shall be deemed to have been made on the next Business Day.

2.	Commencement of Arbitration

(a)
Any Partner or Partners (collectively, the “Claimant”) may commence arbitration of a Dispute by delivering a written notice (a “Notice of Arbitration”) to the Partner or Partners against whom the Claimant seeks a remedy (collectively, the “Respondent”). Where a Dispute arises which involves more than one Respondent, the Claimant may commence arbitration of the Dispute by delivering a Notice of Arbitration to each Partner that is a Respondent.

(b)
In the Notice of Arbitration, the Claimant shall describe the substance of the Dispute name three individuals whom the Claimant is prepared to appoint as arbitrator, each of such individuals to be an Approved Arbitrator.

(c)
Not later than 10 days of the receipt of the Notice of Arbitration, the Respondent shall by Notice to the Claimant agree to the appointment of one of the three individuals named by the Claimant or provide the Claimant with a list of three other individuals who are Approved Arbitrators.

(d)
Not later than 10 days of receipt of the Respondent’s list, by Notice to the Respondent, the Claimant shall agree to the appointment of one of such individuals, or provide a further list of three Approved Arbitrators. The Partners shall continue to exchange lists of three Approved Arbitrators in this fashion until the Arbitrator is appointed.

(e)
If the Arbitrator is not appointed within 30 days of the initial receipt by the Respondent of the Notice of Arbitration, either Partner may provide copies of the exchanged lists to ADR Chambers which shall appoint the Arbitrator.

(f)
Where any Partner is a party to two or more pending arbitrations in relation to the same Dispute, such Partner may apply to the Court for the consolidation of such arbitrations and other Partners to such arbitrations shall agree to the consolidation on such terms as the Court shall consider just.

3.	Arbitration Procedures – The following procedures shall apply to the arbitration of any Dispute, except as the Partners may otherwise agree or as the Arbitrator otherwise directs:

	(a)	Not later than 20 days after the appointment of the Arbitrator, the Claimant shall deliver to the Respondent and the Arbitrator the Complaint.

(b)
Not later than 30 days after the delivery of the Complaint, the Respondent shall deliver to the Claimant and the Arbitrator a written response (the “Answer”) to the Complaint setting forth, with particularity, its position on the Dispute and the allegations of fact supporting the Answer.

(c)
If the Respondent fails to deliver an Answer within the time limit referred to in Section 3(b) of this Schedule, the Respondent shall, subject to Section 3(f) of this Schedule, be deemed to have admitted the allegations of fact alleged in the Complaint and have accepted the Claimant’s entitlement to the relief and remedy set out in the Complaint.

(d)
Not later than 10 days after the delivery of any Answer, the Claimant may deliver to the Respondent and the Arbitrator a written reply to that Answer, setting forth, with particularity, its response, if any, to the Answer.

(e)
If the Respondent wants to submit any other Dispute to the Arbitrator it may, within the time provided for the delivery of the Answer to the Complaint, also deliver to the Claimant and the Arbitrator a counter-complaint (the “Countercomplaint”) setting forth, with particularity, the nature of the Countercomplaint, the allegations of fact supporting the Countercomplaint and the relief or remedy sought, for the Arbitrator to decide. Not later than 20 days after the delivery of a Countercomplaint, the Claimant shall deliver to the Respondent making a Countercomplaint and the Arbitrator a written response to such Countercomplaint (the “Response to Countercomplaint”) setting forth, with particularity, its position on the Countercomplaint and the allegations of fact supporting the Response to Countercomplaint. If the Claimant fails to deliver a Response to Countercomplaint within such period, the Claimant will be deemed, subject to Section 3(f) of this Schedule, to have admitted the allegations of fact alleged in the Countercomplaint, and have accepted the Respondent’s entitlement to the relief and remedy set out in the Countercomplaint. Not later than 10 days after the delivery of a Response to Countercomplaint, the Respondent may deliver to the Claimant and the Arbitrator a written reply to such Response to Countercomplaint setting forth, with particularity, its response to such Response to Countercomplaint. Any Dispute submitted to arbitration in accordance with this Section 3(e) of this Schedule shall be governed by, and dealt with as if it were the subject of a Notice of Arbitration, that shall be determined by the same Arbitrator as part of the same arbitration proceeding as the Notice of Arbitration.

(f)
The time limits set for the delivery of the documents referred to in Sections 3(a) to 3(e) of this Schedule may be extended by agreement of the Partners or by the Arbitrator for such period, on such terms, and for such reasons as the Arbitrator may determine upon application made to the Arbitrator in writing by either the Claimant or the Respondent on Notice to the other, with such application being made either before the expiry of the time limit in issue or not later than two days after such expiry, and the Arbitrator may relieve the applying Partner of the consequences of its failure to comply with the time limit in issue, provided, however, that the other Partner shall be given an opportunity to make submissions on the application.

(g)
Not later than 20 days after the completion of the steps set out in Sections 3(a) to 3(e) of this Schedule, a Partner may, upon Notice to the other Partner and to the Arbitrator, request the Arbitrator to give directions and make any order which is, in the discretion of the Arbitrator, reasonable regarding any procedural matters which properly should be resolved before the arbitration proceeds further, including the amendment of any pleadings, the provision of particulars, the production of documents and the need for examinations for discovery in connection with the arbitration, either by way of oral examination or written interrogatories, and a determination as to the manner in which evidence shall be presented to the Arbitrator (by way of agreed statement of facts, sworn evidence and transcripts of cross-examinations on such sworn evidence or viva voce, or some combination thereof). In making any order or giving any direction in respect of any procedural matter the Arbitrator may impose such terms as are reasonable in order to ensure the completion of the arbitration in a timely manner. The Notice requesting any direction or order pursuant to this subsection shall state the direction or order sought and set out the reasons for seeking such direction or order. Nothing in this Section shall be taken to limit the jurisdiction of the Arbitrator to deal with procedural matters in accordance with the Arbitration Act.

(h)
If no Partner has requested directions in accordance with Section 3(g) of this Schedule, the Arbitrator shall give directions regarding the further procedural steps in the arbitration, including any production of documents, any examinations for discovery, and the nature of any hearing (“Hearing”). In making any order or giving any direction in respect of any procedural matter the Arbitrator may impose such terms as are reasonable in order to ensure the completion of the arbitration in a timely manner. Each of the Partners shall have an opportunity to make oral submissions to the Arbitrator in respect of such procedural steps.

(i)
Unless the time for making an award is extended by agreement of the Partners or by court order, the Arbitrator shall make an award within 60 days after completion of any Hearing or other final procedural step in which evidence or argument are provided to the Arbitrator. The award shall be in writing and shall state the reasons on which it is based. Executed copies of all awards shall be delivered by the Arbitrator to each Partner as soon as is reasonably possible.

4.	Agreement to be Bound – No individual shall be appointed to the Arbitrator unless he or she agrees in writing to be bound by all provisions of this Schedule.

5.
Arbitrator Discretion – Subject to the Arbitration Act and applicable Laws, the Agreement and this Schedule, the Arbitrator may conduct the arbitration in such manner as the Arbitrator considers appropriate.

6.
Interim Relief – At the request of any Partner to the arbitration, the Arbitrator may take such interim measures as the Arbitrator considers necessary in respect of the Dispute, including measures for the preservation of assets, the conservation of goods or the sale of perishable goods. The Arbitrator may require security for the costs of such measures.

7.
Remedies – The Arbitrator may make final, interim, interlocutory and partial awards. An award may grant any remedy or relief which the Arbitrator considers just and equitable. The Arbitrator shall state in the award whether or not the Arbitrator views the award as final or interim, for purposes of any judicial proceedings in connection with such award.

8.	Experts – The Arbitrator shall not, without the written consent of the Partners to the arbitration, appoint any expert or other consultant or retain any counsel to advise him or her.

9.	Appeal – A Partner to the arbitration may appeal an award to the court on a question of law or mixed fact and law.

10.
Costs of Arbitration – The fees and expenses of the Arbitrator and costs of the arbitration facilities shall be periodically billed to and paid in equal proportions by the Partners to the arbitration as the Arbitration proceeds. The Arbitrator shall have the power to award costs, including the fees and expenses of the Arbitrator and costs of the arbitration facilities, in whole or in part, upon hearing submissions by any Partner requesting same, and any responding submissions from the other Partner. Unless otherwise specifically ordered by the Arbitrator, any costs awarded shall be on a full indemnity basis, as such term or equivalent amended term is used in the Ontario Superior Court of Justice.

11.	Interest – The Arbitrator may award pre- and post-judgment interest in accordance with the Courts of Justice Act (Ontario).

12.
Notices – All Notices and all other documents required or permitted by this Schedule to be given by any Partner to the arbitration to the other shall be given in accordance with Section 15.8 of the Agreement. All Notices and all other documents required or permitted by this Schedule to be given by any Partner to the arbitration to the Arbitrator shall be given in accordance with the Arbitrator’s instructions.

13.	Confidentiality – The existence of the arbitration and any element of the arbitration (including an appeal) shall be confidential and shall be subject to the provisions of Article 12 of the Agreement.

SCHEDULE E
ACCOUNTING AND FINANCIAL INFORMATION

[PROVISIONS RELATING TO ACCOUNTING AND FINANCIAL INFORMATION REDACTED]